UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
AMENDMENT NO. 1
[X]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITEIS EXCHANGE ACT OF 1934
OR
[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended _____________________________
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________________ to ______________________

Commission file number _______________________________

TransAKT Corp.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

Suite 202, 1212 -31st Avenue NE, Calgary, Alberta, Canada, T2E 7S8
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's capital or common stock as of the close period covered by the annual report.

As of August 31, 2003, there were a total of 27,123,134 common shares issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ ]Yes [X] No

Indicate by check mark which financial statement item the registrant has elected to follow.

[ ] Item 17 [X ] Item 18

_________________________________

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[ ]Yes [ ] No

 PART I

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. Our future results and shareholder values may differ materially from those expressed in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

DIRECTORS AND SENIOR MANAGEMENT

The following sets forth the names, business addresses, and functions of our directors and senior management:
Name	Functions	Address
Daniel Pomerleau	Chairman, President, CEO and Director	3958 Edenstone Road NW Calgary , AB, Canada T3A 3Z6
Roland Williams	Independent Director	162 Via Del Sol, Walnut Creek, California, 94596-1865
Michael Pierce	Independent Director	11 Scenic Glen Close NW, Calgary, AB Canada, T3L 1H5
Gordon Miller	Independent Director	11 Varmoor Place NW, Calgary AB, Canada T3A 0A1
Riaz Sumar	Chief Financial Officer and Director	Suite 1209, 1030 -16th Avenue SW, Calgary, AB, T2R 1N1

ADVISORS

The Company's principal advisors are:

Banking

Royal Bank of Canada
1333 -32nd Avenue NE, Calgary, Alberta, Canada, T2E 7Z5
(403) 292-2347

U.S. Legal Counsel

W. Scott Lawler, Esq.
1530-9 Avenue SE, Calgary, Alberta, T2G 0T7, Canada
403-693-8014

AUDITORS

Daunheimer & Dow
6620 Crowchild Trail SW, Calgary, Alberta, T3E 5R8, Canada
(403) 240-7360

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

We are filing this Form 20-F as a registration statement under the Securities Exchange Act of 1934, and as such the information called for by Item 2 is not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA -

The tables below present selected financial information. Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Table 1 presents selected financial information under Canadian GAAP and Table 2 presents the same information assuming we had reported under US GAAP. These tables should be read in conjunction with the financial statements and notes thereto and Management Discussion and Analysis included elsewhere in this Registration Statement. All dollar amounts in this report are expressed in Canadian dollars unless otherwise stated.

Table No. 1
Selected Financial Data CDN GAAP
(CDN $)
	For the fiscal year ending September 30,		For the fiscal year ending December 31			June 30 2003 (Unaudited)
	1998	1999	2000	2001	2002
Operating Revenues	Nil	Nil	Nil	Nil	6,309	68,422
Income (loss) from Operations	(99,812)	(105,478)	(1,109,365)	(1,258,495)	(1,332,899)	(316,304)
Net Income (loss)	(97,353)	(930,182)	(1,102,314)	(1,323,661)	(1,331,445)	(316,239)
Earnings (Loss) per share	(0.03)	(0.19)	(0.06)	(0.02)	(0.06)	(0.01)
Diluted Earnings (Loss) per share	-	-	-	-	-	-
Dividends per share	Nil	Nil	Nil	Nil	Nil	Nil
Working Capital	386,710	(26,919)	227,166	(404,532)	125,372	(31,746)
Long Terms Debt	Nil	Nil	Nil	Nil	394,400	461,582
Shareholders' Equity	910,220	(19,962)	457,096	(127,110)	296,194	21,670
Capital Stock	4,460,000	4,680,000	17,610,712	19,964,412	25,340,912	25,430,912
Total Assets	929,645	30,166	976,321	615,262	1,122,068	1,350,772

Table No. 2
Selected Financial Data US GAAP
(CDN $)
	For the fiscal year ending December 31,					June 30, 2003 (Unaudited)
	1998	1999	2000	2001	2002
Operating Revenues	Nil	Nil	Nil	Nil	6,309	68,422
Income (loss) from Operations	(99,812)	(105,478)	(1,109,365)	(1,258,495)	(1,332,889)	(316,304)
Net Income (loss)	(97,353)	(930,182)	(1,102,314)	(1,323,661)	(1,331,445)	(316,239)
Earnings (Loss) per share	(0.03)	(0.19)	(0.06)	(0.02)	(0.06)	(0.01)
Diluted Earnings (Loss) per share	-	-	-	-	-	-
Dividends per share	Nil	Nil	Nil	Nil	Nil	Nil
Working Capital	386,710	(26,919)	227,166	(404,532)	125,372	(31,746)
Long Terms Debt	Nil	Nil	Nil	Nil	394,400	461,582
Shareholders' Equite	910,220	(19,962)	457,096	(127,110)	296,194	21,670
Capital Stock	4,460,000	4,680,000	17,610,712	19,964,412	25,340,912	25,430,912
Total Assets	929,645	30,166	976,321	615,262	1,122,068	1,350,772

The Registration Statement contains financial statements that were prepared in Canadian Dollars with conversions of certain amounts United States dollars converted into Canadian dollars based upon the exchange rate in effect at the end of the calendar year to which the amount relates, or the exchange rate on the date specified. These translations should not be construed as representations that the Canadian dollar amounts actually represent such United States dollar amounts or that Canadian dollars could be converted into United States dollars at the rate indicated.

The first table below sets forth the rate of exchange for the Canadian Dollar at the end of each of the five most recent fiscal years ended December 31, the average rates for each year, and the range of high and low rates for each year. The second table below sets forth the high and low exchange rates for each month during the previous six months. For purposes of these tables, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar. The average rate means the average of the exchange rates on the last day of each month during the year.

U.S. Dollar/Canadian Dollar

Currency Exchange Table
U.S. Dollar/Canadian Dollar
	Average	High	Low	Close
Quarter Ended June 30, 2003	1.45	1.58	1.33	1.35
Fiscal Year Ended 12/31/02	1.57	1.62	1.51	1.58
Fiscal Year Ended 12/31/01	1.55	1.60	1.49	1.59
Fiscal Year Ended 12/31/00	1.49	1.56	1.44	1.50
Fiscal Year Ended 12/31/99	1.49	1.51	1.46	1.44
Fiscal Year Ended 12/31/98	1.48	1.58	1.41	1.54

The current rate of exchange was $1.3850 on August 29, 2003.

Table
U.S. Dollar/Canadian Dollar
	03/03	04/03	05/03	06/03	07/03	08/03
High	$1.4905	$1.4843	$1.4221	$1.3768	$1.4114	$1.3836
Low	$1.4659	$1.4336	$1.3446	$1.3348	$1.3368	$1.4100

CAPITALIZATION AND INDEBTEDNESS

We are authorized to issue an unlimited number of common shares with no par value, an unlimited number of preferred shares with no par value. As of August 31, 2003, we have a total of 27,123,134 common shares issued and outstanding and 45 shareholders. Based on research done by us we believe that we have over 1,100 beneficial shareholders.

Other than expenses outlined below or expenses incurred in our normal day-to-day operations, we have no outstanding debts.

We have an outstanding promissory note of $40,000 due 180 days from April 25, 2003. The note bears a 10% simple interest rate.

In addition we have a US$350,000 inventory loan outstanding that is to be paid back from sales. This loan was obtained on December 12, 2002 and the funds were used to purchase 1,000 wireless terminals. For every terminal out of the 1,000 sold, the Company must payback $450 to the lenders, which payment is comprised of a) US$350 as principal and b) US$100 as a bonus. In the event that the loan was not paid back in six months from the date funds were advanced to us, a 10% per annum interest rate would become payable on any outstanding principal amount. To date the loan remains outstanding and interest commenced accruing on the balance in June 2003. In the event that the total principal and the bonus is not repaid within 12 months from the date that the funds were advanced, the outstanding amount can be converted into common shares at the 30 day average closing price of the common shares on the TSX Venture Exchange.

RISK FACTORS

INVESTMENT IN THE COMMON SHARES OFFERED HEREBY IS HIGHLY SPECULATIVE. A PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS:

Risks Relating to Our Stock

We Have a Limited Operating History and Are Still Proving the Viability of Our Products and Business Model

Since inception, we were primarily focused on research and development. It was only in April of this year that our products became commercial and as we are still in the process of proving the viability of our products and business model. No assurance can be given that we will be able to sustain operations from sales of our products or that our business model will be proven.

Our Competition Has Greater Resources Than We Do and Can Respond More Quickly To Changes In the Industry

Communications-based businesses are intensely competitive and involve a high degree of risk. There can be no assurance that public acceptance of and business transacted by us will be of the magnitude required to be commercially profitable. .

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than us. These factors may allow them to respond more quickly than us to new or emerging technologies and changes in customer requirements. It may also allow them to devote greater resources than we can to the development, promotion and sale of their products and services. Such competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and Internet publishers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services.

Volatility of World Economic Factors Can Affect Our Ability to Raise Capital and Product Costs

Our revenues, profitability and future growth and the carrying value of assets are substantially dependent on prevailing world economic conditions and fluctuations in influencing factors such as exchange rates, rates of inflation, governmental stability and natural disasters. Our ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon these factors. The negative impact of these factors on sales orders originating from an affected country would have an adverse effect on our borrowing capacity, revenues, profitability and cash flows from operations. For example, unfavorable changes in exchange rates can increase the cost of our products and reduce revenues resulting in reduced profitability. In the event that our profitability is reduced and we are unable to maintain our profit margins, it may be difficult to raise capital and reduce our borrowing ability. In addition, as has been recently experienced, general downturns in the technology sector worldwide have made fundraising difficult. Since the marketing of our products will require us to raise capital this may have an adverse affect on our ability to continue operations and to effectively market our products.

We are Dependent on Key Personnel Who Have Extensive Knowledge With Respect to Our Product and Business.

We are heavily dependent upon the expertise of Daniel Pomerleau and certain other key officers and directors who have extensive knowledge about our product and the operations of our company, and the loss of one or more of these individuals could have a material adverse effect. We do not maintain key-person insurance policies on any of its executive officers. Since we are a technology-based company, our future success also depends on our ability to continue to attract, retain and motivate highly skilled employees in the payments and communications industry. Competition for employees in our industry is intense. We may be unable to retain its key employees or attract, assimilate or retain other highly qualified employees in the future. We currently do not have any employment agreements with any of our key executive officers and therefore any of them could terminate their relationship with TransAKT at any time.

Patents and Intellectual Property Laws May Not Stop Other Companies Form Reverse Engineering or Copying Our Prodcts and Business Model

Our success and our ability to compete is substantially dependent on our internally developed technologies which we are currently in the process of trying to protect through a combination of patent, copyright, trade secret and trademark law. We cannot provide any assurance that any intellectual property applications will be approved. Even if they are approved, such patents, trademarks or other intellectual property registrations may be successfully challenged by others or invalidated.

We enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite efforts by us to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use its solutions or technologies. There can be no assurance that the steps we have taken or will be taking will prevent misappropriation of its solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect proprietary rights as fully as in the United States or Canada.

The trademark, copyright and trade secret positions of the point of sale businesses are uncertain and involve complex and evolving legal and factual questions. In addition, there can be no assurance that competitors, many of which have substantial resources, will not seek to apply for and obtain trademarks, trade names and Internet domain names that will prevent, limit or interfere with our technology. Litigation or regulatory proceedings, which could result in substantial cost and uncertainty to us, may also be necessary to enforce our intellectual property rights or to determine the scope and validity of other parties' proprietary rights. There can be no assurance that we will have the financial resources to defend our trademarks, copyrights and domain names from infringement or claims of invalidity.

If We Are Unable to Respond To The Rapid Technological Change In Our Industry Our Products Can Become Obsolete

The communications industry is characterized by rapid and significant technological change. Many communication applications have a short cycle. Our future success will depend in large part on our ability to continue to respond to such changes. There can be no assurance that we will be able to respond to such changes or that new or improved competing technology will not be developed that renders our technology non-competitive. In the event that we are unable to respond to these changes, our ability to raise capital to carry out our business plan may be severely restricted. In addition our profitability may decrease as any existing inventory may need to be sold at a discount. In this event our cash flow and liquidity would also be decreased.

Government Regulation Can Adversely Affect Our Ability to Sell our Product

Laws and regulations directly applicable to communications, commerce and advertising are becoming more prevalent. . In addition, the growth and development of the market for communications industry may prompt calls for more stringent consumer protection laws, both in Canada and abroad that may impose additional burdens on companies. Recently the United States Government mandated wireless number portability for all new cell phones allowing consumers to keep their existing phone numbers when changing carriers. The implementation of wireless number portability rendered several phones obsolete. In the event that a phone model that our unit attaches to is rendered obsolete by regulations such as wireless number portability our sales and inventory values would be adversely affected. The result would be decreased profitability which may adversely affect our share price..

We Have a History Of Operating Losses Which May Affect Our Ability to Continue Operations

We sustained operating losses for each of the fiscal years ended December 31, 2002, 2001 and 2000 and for the six month period ended June 30, 2003 of, respectively $1,332,889, $1,258,495, $1,109,365 and $316,304. We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2003. If we are unable to achieve profitability or to raise sufficient capital to carry out our business plan, we may not be able to continue operations.

We will need additional funds in order to implement our intended projects and there is no assurance that such funds will be available as, if and when, need.

Cash flow from operations for the fiscal years ended December 31, 2002, 2001, and 2000 and for the six month period ended June 30, 2003 were $(1,398,838), $(1,013,064), $(1,067,049), and $(172,499) respectively. We have been dependent upon the proceeds of equity and non-equity financing to fund operations. No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us. We anticipate that over the next twelve months we will need a minimum of $1,500,000 to sustain operations and market our products effectively.

There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable. Failure to obtain such additional funds may materially and adversely affect our ability to effectively market and distribute our products resulting in decreased revenues which may also result in a decreased share price.

The market price of our common shares has been and will in all likelihood, continue to be volatile

The market price of our common shares has fluctuated over a wide range and it is likely that the price of our Common Stock will fluctuate in the future. Announcements regarding acquisitions, the status of corporate collaborations, regulatory approvals or other developments by us or our competitors could have a significant impact on the market price of the common shares.

We plan on applying for an OTCBB listing and the value and transferability of our shares may be adversely impacted by the limited trading market for our shares and the penny stock rules.

Our shares currently trade on the TSX Venture Exchange and we are will be applying for a listing on the OTCBB following the effective date of this registration statement. There is only a limited trading market for our shares on the TSX Venture Exchange and this may be the same for the OTCBB. There can be no assurance that this market will be sustained or that we will be able to satisfy any future trading criteria that may be imposed by the NASD or the TSE.

In addition, holders of our common stock in the United States may experience substantial difficulty in selling their securities as a result of the "penny stock rules." Our common stock is covered by the penny stock rules, a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also cause fewer broker dealers to make a market in our stock.

The large number of shares eligible for future sale by existing shareholders may adversely affect the market price for our common shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the common shares. At August 31, 2003, we had 27,123,134 common shares outstanding. On that date we also had reserved 3,335,000 common shares for issuance under our stock option plan at a per share exercise price of $0.50; and 2,327,485 common shares are reserved for issuance under the warrants issued pursuant to various private placements.

No prediction can be made as to the effect, if any, that sales of shares of common stock or the availability of such shares for sale will have on the market prices of our common stock prevailing from time to time.

We have limited sales of products to date and no assurance can be given that our products will be widely accepted in the marketplace.

Our future sales and therefore, cash flow and income, and our success, are highly dependent on success in marketing our products and consumer acceptance. We cannot assure shareholders that we will be able market our products effectively or that our products will be widely accepted by consumers. The result of non-acceptance of our products or the inability to market our products may be reduced share prices, decreased profitability, and decreased cash flow.

There is no public market for the common shares at this time in the United States which may affect a shareholders ability to sell stock

Our common shares currently trade on the TSX Venture Exchange and we cannot give you any assurance that we will be able to attain a listing for our securities in the United States. We will attempt to have our stock authorized for quotation on the OTC-BB. This will be dependent upon the Company's ability to locate a market maker to submit an application for trading on the OTC-BB. The Company currently does not have a relationship with any market makers. As a result, sale of our stock by a shareholder in the United States may be difficult.

You should not expect to receive dividends

We have never paid any cash dividends on shares of our capital stock, and we do not anticipate that we will pay any dividends in the foreseeable future. Our current business plan is to retain any future earnings to finance the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our consolidated financial condition, results of operations, capital requirements and other factors as our board of directors may deem relevant at that time.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

TransAKT was incorporated in the Province of British Columbia on December 10, 1996 as Green Point Resources Inc. On October 18, 2000, we changed our name to Wildcard Wireless Solutions Inc. On June 30, 2001, we filed Articles of Continuance in the Province of Alberta and became an Alberta corporation. On that same day, we conducted an amalgamation with Wildcard Communications Canada Inc., an Alberta corporation, our wholly-owned subsidiary, wherein Wildcard Communications Canada was merged into Wildcard Wireless Solutions Inc. On June 20, 2003, we changed our name to TransAKT Corp.

TransAKT has operated principally as a research and development company since its inception. Initial seed capital has been directed toward areas of product research and development, patent filings and administration. TransAKT has now completed development of its initial product and has entered into the sales and distribution phase. TransAKT's business is the design, development and manufacturing of next generation mobile wireless solutions for enterprise and consumer markets.

BUSINESS OVERVIEW

We began operations in 1997 and have just recently reached commercialisation of our products. We design wireless point of sale systems that allow users to accept credit card payments anywhere anytime. Over the last 3 years we have spent the majority of our resources on research and development. In April 2003 we received our first commercial production run of products. We sustained operating losses for each of the fiscal years ended December 31, 2002, 2001 and 2000 and for the six month period ended June 30, 2003 of, respectively $1,332,889, $1,258,495, $1,109,365 and $316,304. In addition we expect to incur an operating loss in 2003.

We have operated principally as a research and development company since its inception. Initial seed capital has been directed toward areas of product research and development, patent filings and administration. We have now completed development of our initial product and have entered into the sales and distribution phase. Our business is the design, development and manufacturing of mobile wireless solutions for enterprise and consumer markets

Our products are currently offered in Canada and the United States only. We have had no revenues in the last three fiscal years and have just begun commercially marketing our products in 2003.

Our products can be used all year round and are not affected by seasonal trends.

Our principal product is the TransAKT™. The TransAKT™ is a wireless Point of Sale (WPOS) device that clips on to the back of a Motorola StarTAC, Motorola Timeport or Motorola iDen cellular phone providing the user with a mechanism for swiping cards with magnetic stripes (e.g., credit cards, debit cards, etc.) for conducting wireless commercial transactions. Once attached the phones are used to send transaction information over the cellular network to the processing center for credit approval. This application provides mobile merchants, business professionals and consumers with voice, data and transactional capability all in one handheld device. We anticipate adapting the TransAKT™ for use with other types of cellular phones.

It is not our intention to engage in the capital and management intensive industry of manufacturing our products. We intend to outsource our manufacturing, warehousing and distribution. Following this approach, we do not expect that we will experience volatility in our gross margins because all outsourcing will be undertaken on a fixed contract basis. We have spent considerable time identifying suitable international engineering and manufacturing firms.

We are not generally restricted to manufacturers for our products. To date, we have been able to select from a number of potential contractors and manufacturers and have been able to contract with well-organized firms that have a proven track record. Our first products are being manufactured in both South Africa and China.

With respect to the production of the TransAKT™, we have a contractual arrangement with Sygade, a former subsidiary of Fujitsu. All work performed by Sygade will carry a "bring in" repair warranty against manufacturing faults and is valid for 12 months from time of purchase. The intellectual property rights to the TransAKT™ design belong to us. We have no other manufacturing agreements in place for our TransAKT terminals.

All raw materials for our products are sourced from China and the United Kingdom. Due to the fact that our product uses computer components, the price of these components can be highly volatile and are subject to the risk of obsolescence. In order to control costs and the risk of obsolescence, we contract with a manufacturer at a set price for the building of our product over a number of terminals. The manufacturer becomes responsible for making sure enough inventory is in stock and if not available quickly implements minor product changes to allow for components to be replaced.

Marketing -

Our products are currently offered in Canada and the United States only. We have had no revenues in the last three fiscal years and have just begun commercially marketing our products in 2003.

It is not our intention to engage in the capital and management intensive industry of large-scale marketing of our products. In most cases, we will align ourselves with major distribution partners such as banks, ISO's (Independent Sales Organizations) and telephone companies for the sale of our products through their channels of distribution. These large established partners normally will fund and support extensive domestic and international marketing programs for our products. We do not plan to employ our own direct sales force initially, but rather employ regional managers, field service engineers and customer representatives to support our channel partners and work closely with sales forces. We currently have agreements with Your Choice for Easy Payments Inc. and CardReady International for the sale of our products. Your Choice for Easy Payments Inc. has the exclusive rights to market our products to Dominos Pizza franchisees subject to meeting certain sales targets. CardReady International serves as an independent sales organization for our products in the United States.

While the initial marketing emphasis will be on North America, the Company plans to enter the European and Asian markets through the establishment of marketing partners. This strategy is increasingly important because the cellular market in Europe is almost three times the size of the North American market. The amount of funding that will be required to enter the European and Asian markets is dependent on the product changes that will be necessary at the time we roll out into those markets. We anticipate rollout into the other markets to begin around mid June 2004.

In marketing the TransAKT™, we will target those businesses that conduct commercial transactions away from a central business location, including food delivery, utilities, government house cleaning, healthcare, financial services, delivery vans, landscaping, trades persons, and taxicabs, etc. Mobile wireless solutions are emerging technologies and applications where enterprises and consumers can use their mobile phones to carry out their business whenever and wherever they want.

Patent rights, copyrights, trademarks, trade secrets and similar intellectual property are important to our success. We rely on patent, trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect their proprietary rights.

A patent application protecting the proprietary technology of the TransAKT™ was filed in the Canadian Patent Office on November 18, 1999. This application is "provisional" with the expectation that further refinements in the technology will follow and will be included in corresponding U.S. and P.C.T. applications.

We continue to make filings for the trademark(s) and patents in Canada and the U.S. We are also reviewing whether to register the industrial design of the technology. Our agents conduct a search every three months to keep us abreast of all filings in this area.

Competition

The cellular communications industry is expanding at exceptional rates both in utilization and functionality demands. Companies such as Nokia, Ericcson, Qualcomm, Palm Pilot, ZiCorp and Motorola are rushing to expand the utility of their products in areas of data communication and entertainment. Some companies, for example, have incorporated video games into their cellular phones. We have identified certain areas of functionality that can be enhanced in cellular phones and have integrated this functionality by attaching our credit card reading devices to the phones. By externalizing this technology, we are able to develop products that have certain communication capabilities that cellular telephones alone cannot presently duplicate because of problems they face modifying the internal cellular telephone technology to meet the security demands of the sponsoring financial institutions.

We are a relatively new company within the industry and our ability to compete is a function of the funding we are able to obtain to compete with those companies with more resources than we have. Our products use normal cellular communications to process transactions whereas our competitors use dedicated data networks. The coverage of the dedicated data networks is not as wide spread as the normal cellular phone coverage and that is our main competitive advantage. Another advantage is that some of our competitors charge additional monthly fees for use of their terminals whereas we do not.

The market we are trying to break into is dominated by several large companies who are far more established than we are and have far more marketing resources than we do. Their terminals are well known in the marketplace whereas our terminals are not.

ORGANIZATIONAL STRUCTURE

We have no subsidiaries.

PROPERTY, PLANTS AND EQUIPMENT

We have no material tangible fixed assets as we subcontract all manufacturing to third parties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

Operations for the six months ended June 30, 2003 continued to be financed through proceeds from our private placements, as well as from sales of our TransAKT terminals. We had net cash flows from operations of ($172,499) and used cash in investing activities of ($11,583). The net loss for the period ended June 30, 2003 was $316,239 versus $739,057 in the first six months of 2002. Research and development costs decreased from $141,340 to $48,487 reflecting the completion of the company's product and management and consulting fees decreased from $224,442 to $134,430 as a result of the closure of our Vancouver office. Office and rental costs decreased from $180,842 and $61,743 to $31,320 and $8,836 respectively also as a result of the closure of our Vancouver office. Travel decreased from $68,083 to $8,843 as a result of the decreased requirement for trips to our overseas suppliers. Sales of $68,422 versus nil in 2002 provided a gross margin of $29,999 that helped reduce the net loss. All of our revenue was generated from the sale of our TransAKT terminals and related accessories. As we expand our marketing efforts we expect that our general and administration expenses will increase and that additional staff will be required in all areas of operations. Assuming that our product cost stays the same, we expect that the current gross margin of 45% will decrease over time. Product costs or cost of goods sold are comprised of the actual inventory cost as well as shipping and handling charges.

During the fiscal year ended December 31, 2002, we had $6,309 in sales with a cost of goods sold of $3,413, while during fiscal year 2001 we had no sales since we were still developing our first products. Our operating expenses in fiscal year 2002 increased slightly to $1,335,795 from $1,258,496 in fiscal year 2001. Research and development costs were in 2002 were $289,035 versus $420,717 in 2001. The reduction was due to the fact that we were nearing the completion of the development of our products. Management and consulting fees increased from $245,083 in 2001 to $406,592 in 2002 as a result of the general increases in fees year over year and the addition of marketing staff. Office expenses increased from $188,732 in 2001 to $318,681 in 2002 due to the increase in investor relations activities. In 2001 a one time write down of a long term investment in the amount of $74,759 was charges to income.

Our net loss for year 2002 was $1,331,445 compared to a net loss for year 2001 of $1,258,496.

TransAKT's financial condition can be impacted by the fluctuations in the exchange rate between the Canadian dollar and the US dollar due to the fact that some of the funds that we raise are in Canadian dollars, we report in Canadian dollars and all of our inventory is purchased in US dollars.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2003 we had a working capital deficit of $31,746 as compared to $574,241 as of June 30, 2002, which improvement was predominantly related to our inventory loan. As of June 30, 2003 our accumulated deficit was $4,692,863 as compared to an accumulated deficit of $3,784,235 as at June 30, 2002. Operations for the six months ended June 30, 2003 continued to be financed through proceeds from our private placements. We will need to obtain debt or equity financing on order to fund the next twelve months of operations.

We do not anticipate having any material capital expenditures over the next 12 months except for the carrying of inventory. We intend to finance the inventory purchases by obtaining inventory and purchase order financing from financial institutions. This type of financing is usually available if the client purchasing the product has good credit and the Company seeking the financing has a good track record in the marketplace. In the event that we are unable to obtain this type of financing we will have to seek other forms of debt or equity financing which can be affected by market conditions and general economical trends.

The inventory loan that we received in the amount of US$340,450 requires us to repay US$437,721 over the first 1,000 TransAKT CDMA terminals sold. That works out to US$437.72 per unit sold over the first 1,000 units. The effective annual interest rate for this would be 28.6% if all the goods were sold in the first year. To date the we have repaid US$40,500 of the principal amount of the loan and have come to an agreement with lenders holding US$149,950 of the balance to convert the principal plus interest at 10% from June 30, 2003 to September 19, 2003 into common shares at CDN$0.39 per share. We have applied to the TSX Venture Exchange for the approval of the conversion to shares and when completed the balance of the inventory loan will be US$150,000. The loan was provided by several lenders as noted in the following table:
Name	Amount
Kathleen Caputo	$15,050.00
James Lenhart	$19,950.00
Gary Lenhart	$10,150.00
Barbara Love	$10,150.00
Diana Weir	$10,150.00
Mel Lippman	$50,000.00
Jerome Daiello	$100,000.00
George Ennis Jr	$125,000.00
Total	US$340,450

 As of December 31, 2002, we had total assets of $1,122,068 compared to total assets of $615,262 as of December 31, 2001. This increase in assets predominantly came from $250,000 in proceeds from an inventory loan we received in year 2002. As at June 30, 2003 we had total assets of $1,350,772. An additional $154,000 in proceeds from the inventory loan was received during the current fiscal year.

As of December 31, 2002, we had a working capital surplus of $125,372, compared to a working capital deficit at December 31, 2001 of $404,533. The increase in our working capital was mainly due to the receipt of proceeds from our inventory loan. . As of December 31, 2002, our accumulated deficit was $4,376,624, compared to an accumulated deficit of $3,045,179 as of December 31, 2001. .

We financed our operations during fiscal year 2002 through the issuance of common shares with proceeds of $1,754,750. We used cash in operations of $1,398,838 and used cash in investing activities of $305,177.

Operations for the six months ended June 30, 2003 continued to be financed through proceeds from our private placements,. .

TREND INFORMATION

TransAKT participates in an industry with tremendous competition, scope, global opportunity and technological change. For example, the Cellular Telecommunications Industry Association (the "CTIA") estimates that by the year 2005, 50 per cent of all phone calls in the world will be wireless. According to Ericsson's projections the U.S. mobile commerce ("m-commerce") market is expected to grow from $240 million today to $120 billion by 2008. "M-commerce" is an area of activity comprised of transactions with monetary value conducted via a mobile phone. These transactions may involve intangible goods delivered to the mobile device in digital format, as well as tangible goods that are purchased using the mobile device but delivered separately. TransAKT intends to compete as a multi-product company targeting a number of different telecommunications industry niches. This tremendous growth can be credited to advances in technology as well as increased competition. As the quality and functionality of cellular phones has advanced significantly, their affordability has also improved. As the cost-spread between fixed-line and mobile phones narrows, it is likely that people will use their convenient mobile phone more. It is estimated that, by the year 2005, wireless phone usage will exceed the number of wired phones.

The enormous acceptance of the cellular phone on a global scale has meant full capacity for the cellular phone manufacturers. As a result, cellular phone manufacturers have been unable to address the increasing need for cellular phone accessories. The market for wireless products is relatively young. Already the lines between voice and data communications are blurring as the demand for 24-hour access to people and information increases dramatically. Wireless data, from simple data transmissions to sophisticated messaging applications, will drive the next generation of growth in wireless.

Data requires a broad based digital network to be effective, so the market is just beginning in the U.S.

Currently, the wireless data market is comprised of mobile business professionals and workers in the field. Vertical markets across many industries - health care, finance and field service, to name a few - have a ready need for specialized wireless data applications. The real market potential, however, is the mass consumer.

Just as answering machines enhanced the traditional telephone as a method of communications, wireless data is expected to enhance the cellular phone as a communication device. Wireless data will exist alongside voice as a standard set of communication options, each with its own distinct advantages.

Wireless data represents the next logical step to applications that have already established a foothold in the consumer market.

Over time as more and more companies enter the marketplace with new terminals margins will generally decrease on existing terminals. Larger more established companies are able to subsidize product purchases with rebates and other promotions which may force us to drop our prices to stay competitive.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND OFFICERS

Name	Age	Position
Daniel Pomerleau	48	Chairman, CEO, President, and Director
Michael Pierce	47	Director
Roland Williams	52	Director
Gordon Miller	46	Director
Riaz Sumar	33	CFO and Director
Jean Pomerleau	44	Chief Operating Officer

Other than Daniel Pomerleau and Jean Pomerleau, who are brothers, none of the above Directors or officers are related and no arrangements or understandings with major shareholders, customers, suppliers, or other persons resulted in their selections as a Director or Officer.

Daniel Pomerleau

Mr. Pomerleau founded TransAKT Corp in 1997 and has been President since inception. With over 17 products and patents developed, Mr. Pomerleau brings significant inventive and technical experience. Since attending University, Mr. Pomerleau has worked in the oil field industry as a technical director for a number of international drilling companies such as NL Baroid and International Drilling Fluids. From 1991 to 1994, Mr. Pomerleau was President of Trident Systems. From 1994 to 1997 he founded LWT Instrument Inc., a company in the oil field instrumentation industry, and Absolute Zero Emissions Technology Corporation, which specializes in variable cam timing system for internal combustion engines.

Michael Pierce

Mr. Pierce was Chief Financial Officer of the Company from October 2000 to October 2002. Currently Mr Pierce serves as President and a Director of Baltic Resources, a mineral exploration company. Mr. Pierce's tenure with Baltic Resources began in August 1996.

Roland Williams

Mr. Roland Williams brings a strong technical background to the Board of Directors. Since 1995, he has served as Senior Vice President, Technology Solutions for Zi Corp Inc., an embedded software technologies company.

Gordon Miller

Gordon Miller has been part owner and operator of Miller Excavating for the last 25 years. He serves as an independent Director for the Company.

Riaz Sumar

Mr. Riaz Sumar, became Chief Financial Officer of the Company in October 2002 and became a Director on July 14, 2003. Mr. Sumar has experience in public company governance and regulatory requirements both in Canada and the United States. Mr. Sumar's principal occupation from February 1996 to October 2002 was serving as Controller for Tracer Petroleum Corporation, an international oil and gas exploration company.

Jean Pomerleau

Mr. Jean Pomerleau became Chief Operating Officer in August 2003. From 1997 to present Mr. Pomerleau has been the Company's general manager of operations.

COMPENSATION

Compensation of Directors

The following table sets forth the compensation paid to our President and two other most highly compensated executive officer for the years indicated. No other executive officer of TransAKT earned a salary and bonus for such fiscal year in excess of CDN$100,000.

Name and Principal Position	Year Ended	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
William Atkinson Chief Executive Officer (Mr. Atkinson resigned as a Director and Officer effective December 31, 2002.	2002/12/31 2001/12/31 2000/12/31	Nil Nil Nil	$9,346Nil Nil	$60,000 $60,000 $75,000	600,000 500,000 400,000	$221,000(1) $500,000(1) $9,180,000	Nil Nil Nil	Nil Nil Nil
Daniel Pomerleau President	2002/12/31 2001/12/31 2000/12/31	Nil Nil Nil	$10,000 Nil Nil	$45,500 $60,000 $105,000	700,000 700,000 300,000	$1,398,897(2) $1,045,094(2) $19,187,916	Nil Nil Nil	Nil Nil Nil
Riaz Sumar Chief Financial Officer	2002/12/31 2001/12/31 2000/12/31	Nil Nil Nil	$Nil Nil Nil	$80,803 $6,578 Nil	500,000 50,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) On October 18, 2000 in connection with the closing of the reverse takeover transaction with Wildcard Communications Canada Inc., Mr. Atkinson acquired 2,000,000 performance escrow shares at a price of $0.01 per share. At the end of 2001, the value of these shares had decreased to $500,000. On April 24, 2002. Mr. Atkinson sold 1,150,000 of these shares to Daniel Pomerleau at a price of $0.01 per share.

(2) On October 18, 2000 in connection with the closing of the reverse takeover transaction with Wildcard Communications Canada Inc., Mr. Pomerleau acquired 4,180,374 performance escrow shares at a price of $0.01 per share. At the end of 2001, the value of these shares had decreased to $1,045,094. In 2001, Mr. Pomerleau entered into agreements to acquire an additional 1,396,061 performance escrow shares in aggregate from other principals of the Company, subject to the approval of the TSX Venture Exchange. The purchase of 1,200,000 of these shares was completed on April 24, 2002. 1,150,000 of these shares were purchased from Mr. Atkinson and the balance were purchased from Micheal Pierce, a director of the Company.

Performance escrow shares are shares that were issued to the principals of Wildcard Communications in conjunction with the reverse take over transaction of Green Point Resources when the Company went public on October 18, 2000. The TSX Venture Exchange required that the shares be put into escrow and released over time. The reason for this is to insure that management and the key principals retain an interest in the Company for a period of time following the public transaction. Under the terms of the escrow agreement shares can be transferred from one director or officer within the Company to another.

BOARD PRACTICES

Each Board member is elected at the Company's Annual General Meeting and holds office until the next Annual General Meeting or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Company Act (Alberta) or he or she becomes disqualified as a Director.

Name	Position	Director or Officer Since
Daniel Pomerleau	Chairman, President, and CEO	2000/10/18
Michael Pierce	Director	2000/10/18
Roland Williams	Director	2000/10/18
Gordon Miller	Director	2003/06/13
Riaz Sumar	Director, CFO	CFO Since 2002/10/03 Director Since 2003/06/13

No Director or officer has a service contract with the Company.

Audit Committee. The audit committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control. Members of the audit committee are Michael Pierce, Roland Williams, and Daniel Pomerleau.

Compensation Committee. The compensation committee reviews and makes recommendations to our board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future. Members of the compensation committee are Michael Pierce, Gordon Miller, and Daniel Pomerleau.

Corporate Governance Committee The corporate governance committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board of Directors any matters which should be the subject of either public disclosure or remedial action but also to assist the Board of Directors in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations. Members of the corporate governance committee are Michael Pierce, Roland Williams, and Gordon Miller.

EMPLOYEES

We have no employees and use independent consultants for all corporate activities. We currently have 3 independent consultants in addition to the executive board members that carry out day to day operations. One consultant takes care of our sales efforts, the other takes care of overseeing day to day operations and the third takes care of investor relations activities.

SHARE OWNERSHIP

The following table sets forth information, as of August 31, 2003, with respect to the beneficial ownership of our common stock, by each person known to be the beneficial owner of more than 5% of the outstanding common stock, by each of the Company's officers and directors, and by the officers and directors of the Company as a group. Information is also provided regarding beneficial ownership of common stock if all outstanding options, warrants, rights and conversion privileges (to which the applicable officers and directors have the right to exercise in the next 60 days) are exercised and additional shares of common stock are issued.
Beneficial Owner	Common Shares	Options	Warrants	Total	Percent of Class
Gordon Miller	1,565,285	-	434,785	2,000,070	6.87%
367386 Alberta Ltd.(a)	724,694	-	265,219	989,913	3.52%
Gordon Miller Family Trust	56,400	-	-	56,400	0.21%
Michael Pierce	1,523,776	300,000	-	1,823,776	6.30%
Daniel Pomerleau	5,380,374	700,000	-	6,580,374	19.52%
Roland Williams	-	350,000	-	350,000	1.27%
Riaz Sumar	715,850	500,000	-	1,215,850	4.48%
Jean Pomerleau	-	-	-	-
All Officers and Directors as a group	9,766,379	1,850,000	700,004	12,316,383	31.23%

  Gordon Miller owns 50% of 367386 Alberta Ltd. Only his proportionate share is shown above. Voting and investment control over the shares held by 367386 Alberta Ltd, is shared 50/50 by Gordon Miller and his brother, Robert Miller. Gordon Miller exercises full voting control and investment control over the Gordon Miller Family Trust.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

SHARE OWNERSHIP

The following table sets forth information, as of August 29, 2003, with respect to the beneficial ownership of TransAKT Corp.'s common shares by each person known to be the beneficial owner of more than 5% of the outstanding common shares, by each of the Company's officers and directors, and by the officers and directors of the Company as a group.

TITLE OF CLASS	BENFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS (1)

Common	Daniel Pomerleau Suite 202, 1212 -31st Ave., N.E. Calgary, Alberta T2E 7S8	5,380,374 shares	19.8%

During the past three years, the only significant changes in the percentage ownership of shares held by TransAKT only major shareholder, Mr. Daniel Pomerleau, has been as follows: (a) On October 18, 2000 in connection with the closing of the reverse takeover transaction with Wildcard Communications Canada Inc., Mr. Pomerleau acquired 4,180,374 performance escrow shares at a price of $0.01 per share; and (b) In 2001, Mr. Pomerleau entered into agreements to acquire an additional 1,396,061 performance escrow shares in the aggregate from other principals of TransAKT, subject to the approval of the TSX Venture Exchange. The purchase of 1,200,000 of these shares was completed on April 24, 2002

TransAKT's major shareholder does not have any different voting rights than those held by any other shareholder.

TransAKT is not directly or indirectly owned or controlled by any other corporation(s), by an foreign government or by any other natural or legal person(s) severally or jointly, except as disclosed above. TransAKT is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of TransAKT.

RELATED PARTY TRANSACTIONS

In 1999, the Company's President, Mr. Pomerleau, made a loan to the Company in the amount of CDN $140, 851. There was no written agreement entered into in conjunction with this loan. There are no repayment terms or interest accruing on the balance of the loan. The balance of the loan remained at CDN $140,851 at the end of the fiscal years of 1999 and 2000. As of December 31, 2001, the balance of the loan had been paid down to $92,851; as of December 31, 2002, the balance had been paid down to $24,851; and as of September 30, 2003, the balance was $25,323.

In December 2000, the Company entered into a Convertible Debenture Agreement with Lexacal Investment Corporation ("Lexacal"). Lexacal exercised security provisions of the agreement and disposed of 1,000,000 shares of the Company's stock on or before November 31, 2001. This stock, held as security against the convertible debenture, was provided by Mr. Daniel Pomerleau, the Company's President. On December 3, 2001, the Company's Board of Directors passed a resolution to issue 1,000,000 shares to Mr. Pomerleau as a replacement of the shares that he provided as security for the loan from Lexcal, at a price of CDN $0.2719 per share. The sale of these shares by Lexacal reduced the Company's outstanding liabilities by CDN $271,996.24. Upon the issuance of this stock to Mr. Pomerleau, the shares had a four month hold period commencing February 13, 2002, pursuant to the securities laws of the Province of Alberta.

On March 11, 2002 we completed a private placement of 600,000 units at a price of $0.25 per unit with Bar HR Land & Cattle Ltd. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant, where each warrant entitled the holder to purchase one additional common share for a period of one year at a price of $0.75 per share. Bar HR Land & Cattle Ltd. Is owned 50% by Daniel Pomerleau, Director and 50% by Jean Pomerleau, Chief Operating Officer.

On May 1, 2003 we announced that it would conduct a private placement of 2,300,000 units at $0.23 per unit. Each unit was comprised of one common share and one non-transferable share purchase warrant. Each full warrant would entitle the holder to purchase one additional common share for a period of two years at a price of $0.45 per share. The private placement closed on July 3, 2003 with 1,692,222 Units being issued for proceeds of $389,211.06. Gordon Miller, a new director of the company, purchased 965,222 of the Units.

ITEM 8. FINANCIAL INFORMATION

The required financial statements are provided at the end of this Registration Statement starting on Page F-1

ITEM 9. THE OFFERING AND LISTING

OFFER AND LISTING DETAILS

(a) Set forth below is the annual high and low market prices for TransAKT's stock since it commenced trading on the Toronto Venture Exchange (TSX) on October 18, 2000.

	2000	2001	2002
High	$5.60	$3.60	0.88
Low	0.14	0.21	0.22

(b) Set forth below is the high and low market prices for each financial quarter during the two most recent full financial years and the subsequent quarters through June 30, 2003
Year 2001
Quarter	March	June	Sept	Dec
High	$3.60	$1.50	0.65
Low	$1.35	0.5	0.21

Year 2002
Quarter	March	June	Sept	Dec
High	0.53	$0.88	0.65	0.45
Low	0.22	0.4	0.38	0.25

Year 2003
Quarter	March	June
High	$0.40	0.28
Low	$0.18	0.18

(c) Set forth below is the high and low market prices for each month during the last six calendar months
Year 2003
Six Months	March	April	May	June	July	August
High	0.34	0.27	0.28	0.24	0.49	0.47
Low	0.21	0.2	0.2	0.18	0.2	0.32

MARKETS

Currently, there is no market in the United States for any of our classes of stock. There is no assurance that there will be liquidity in the any of our stock. Upon the receipt of confirmation by the United States Securities and Exchange Commission that this registration statement has been declared effective and without further comment, we intend to apply to have our Common stock traded on the Over The Counter Bulletin Board maintained by NASDAQ.

ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL

We are authorized to issue an unlimited number of preferred shares without nominal or par value and an unlimited number of common shares without nominal or par value. As of the date of the filing of this registration statement, we have no preferred shares issued or outstanding and a total of 27,123,134 common shares issued and outstanding with 3,335,000 common shares reserved for issuance under our stock option plan at a per share exercise price of $0.35 and 2,327,485 common shares reserved for issuance under outstanding warrants.

As of January 1, 2002, we had a total of 19,964,412 common shares issued and outstanding. As of December 31, 2002, we had a total of 25,340,912 common shares issued and outstanding. Such increase was due to the following issuances:
Description	Shares	Amount ($)
Shares issued for cash in private placement (a)	1,210,000	266,200
Shares issued as repayment of shareholder loan (b)	1,000,000	271,966
Share issued for cash in private placement (c)	600,000	150,000
Shares issued for cash in private placement (d)	2,500,000	1,100,000
Shares issued on exercise of warrants (e)	65,000	49,875
	5,375,000	1,838,041

(a) 1,200,000 units were issued for $0.22 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one common share at a purchase price of $0.75 for a period of one year.

(b) 1,000,000 common shares were issued for $0.2719 per share to a shareholder and director as consideration and repayment of a loan the Company owed to the shareholder.

(c) 600,000 units were issued for $0.25 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one common share at a purchase price of $0.75 for a period of one year.

(d) 2,500,000 shares were issued for $0.44 per share.

(e) 66,500 warrants were exercised to purchase one common share per warrant for $0.75 per share.

MEMORANDUM AND ARTICLES OF ASSOCIATION

TransAKT was formed on December 10, 1996, as a limited liability corporation under the laws of the Province of British Columbia. On October 18, 2000, we changed our name to Wildcard Wireless Solutions Inc. On June 30, 2001, we filed Articles of Continuance in the Province of Alberta and became an Alberta corporation, bearing corporate access number 209414556. On that same day, our wholly-owned subsidiary, Wildcard Communications Canada Inc., was merged into Wildcard Wireless Solutions Inc. On June 20, 2003, we changed our name to TransAKT Corp.

Section 120(1) of the Alberta Business Corporations Act provides that a director or officer of a corporation who is either a party to a material contract or proposed material contract or is a director of officer of or has a material interest in any person who is a party to a material contract or a proposed material contract with the corporation, shall disclose in writing to the corporation or request to have entered in the minutes of meetings of the directors the nature and extent of the director's or officer's interest.

Our bylaws provide that our Board of Directors may fix their own remuneration without the approval of an independent quorum of members of the Board of Directors. The Board of Directors may also be reimbursed for traveling and other expenses incurred by them in attending meetings of the Board of Directors or any committee thereof. The Board of Directors may also take the following actions without the authorization with our shareholders: (a) borrow money; (b) issue, sell, or pledge bonds or other evidence of indebtedness or guarantees of the company; or (c) mortgage, hypothecate, or otherwise create an interest or charge on any or all corporate assets.

There are no provisions in our Articles of Incorporation or bylaws relating to (a) retirement or non-retirement of directors under any age limit requirement; or (b) the number of shares required for director's qualification.

The members of our Board of Directors are all elected at the annual meeting of shareholders and are not elected at staggered intervals. No class of capital stock is subject to any sinking fund provisions, liability to further capital calls by the company, or any provision discriminating against any existing or prospective holder of such class as a result of such shareholder owning a substantial number of shares.

Common Shares

Holders of Common shares are entitled to:

(a)	the right to vote at any meeting of the shareholders of the Corporation
(b)

the right, subject to any preferential rights attaching to any other class or series of shares of the Corporation, to receive dividends as, when, and if declared on the common shares by the Corporation.

(c)

notwithstanding (b), no dividend may be declared or paid on the common shares if payment of the dividend would cause the realizable value of the Corporation's assets to be less that the aggregate of its liabilities and the amount required to redeem all shares of the Corporation then outstanding having attached thereto a redemption or retraction right.

(d)	subject to any preferential rights attaching to any other class or series of shares of the Corporation, to share in the remaining property of the Corporation upon dissolution.

Preferred Shares

No preferred shares have been issued to date. The preferred shares may be issued from time to time in one or more series with each series to consist of such number of preferred shares as may, before the issue thereof, be determined by the directors of the Corporation. Before the first issue of preferred shares of a particular series the directors of the Corporation shall by resolution determine the designation, rights, privileges, restrictions, and conditions attaching to that series of Preferred shares, which rights are completely in the discretion of the directors of the Corporation subject to the requirements of the Business Corporations Act.

Any changes required to be made to the rights of holders of our stock would have to be made by filing Articles of Amendment. Special resolutions approving changes to the Articles would require the consent of a majority of the shares voted at any meeting of the shareholders called to approve such action.

National Policy 41

National Policy 41 pertaining to the rights of non-registered shareholders to have the same access to corporate information as registered shareholders supersedes the by-laws of the Corporation governing the holding of Annual or Special Meetings of Shareholders. Notice of the meeting must be filed with the securities administrators having jurisdiction, stock exchanges and clearing agencies at least 25 days before the record date of the meeting. Proxy related material must be delivered directly or, in the case of non-registered shareholders, through an intermediary to the shareholder a minimum of 25 days before the meeting.

General Matters

All registered shareholders may attend the meeting in person or by proxy and cast their vote on each item of business properly brought before the meeting.

Shareholders who are not shareholders of record due to the fact that their shares are held in brokerage accounts or in other third party names, may attend the meeting, however, they may only vote on each item of business by submitting their proxy, in advance of the meeting, to the intermediary who will provide an omnibus proxy for each vote received.

There are no limitations on the rights to own securities.

There are no provisions that would have the effect of delaying, deferring or preventing a change in the control of the Corporation.

There are no conditions imposed by the Articles of Incorporation governing changes in the capital of the Corporation.

MATERIAL CONTRACTS

Each of our material contracts has been described within this Form 20-F and attached.

EXCHANGE CONTROLS

There are no governmental laws, decrees, regulations or other legislation of Canada that may affect the import or export of capital for use.

Other than the withholding of any taxes due under the terms of specific treaties between countries on dividends paid to shareholders of the Corporation there are no restrictions on the remittance of dividends, interests or other payments.

TAXATION

The discussions below summarize the material tax considerations relevant to an investment in common shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold common shares as a capital asset, and who do not hold the common shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, "Unconnected U. S. Shareholders" or "Holders"). The tax consequences of an investment in common shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein. The discussion of U.S. tax consideration is addressed only to Unconnected U. S. Shareholders whose "functional currency" within the meaning of Section 985 of the Internal Revenue Code of 1986, as amended (the "Code"), is the U. S. dollar, and to U. S. citizens who are not residents in the U.S. for the purpose of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax consideration does not address the tax treatment of Unconnected U. S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of TransAKT Corp. The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U. S. tax.

This discussion does not address all of the income tax consequences that may be applicable to any Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder's particular facts and circumstances. Some Holders, including tax exempt entities, banks, insurance companies and persons who hold common shares as part of a hedging transaction may be subject to special or different rules not discussed below. The discussion of U.S. tax considerations is based on the provisions of the Code.

The discussion of Canadian tax consideration is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), the Convention between Canada and the U.S. with Respect to Taxes on Income and Capital, as amended from time to time (the "Convention"), and the Company's understanding of published administrative practices of Canadian Customs and Revenue Agency and judicial decision, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U. S.

U.S. Federal Income Tax Considerations

Unconnected U.S. Shareholders generally will treat the gross amount of the distributions paid by the Company, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of the Company's current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distribution in excess of that amount will reduce an Unconnected U.S. Shareholder's tax basis in the common shares, but not below zero, and the remainder, if any, will be treated as taxable capital gains. In general, in computing its U.S. federal income tax liability, an Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its common shares. If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Shareholder for such taxable year. The Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories of income. The amount of credit which may be claimed with respect to the category of income to which the dividend is allocated, and to which the foreign taxes are attributable generally may not exceed the same portion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder's foreign source taxable income allocation to such category bears to such U.S. holder's entire taxable income. The foreign tax credit is disallowed for dividends on stock unless a minimum holding period is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit. Accordingly, we urge investors to consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations.

For U. S. federal income tax purposes, the amount of any distributions made on a common share to an Unconnected U.S. Shareholder in Canadian dollars will equal the U.S. dollar value of the Canadian dollars calculated by reference to the appropriate exchange rate in effect on the date of receipt of the distribution, regardless of whether the Canadian dollars are actually converted into U.S. dollars upon receipt. Unconnected U.S. Shareholders are urged to consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Canadian dollars which are converted into U.S. dollars subsequent to receipt by the shareholder.

The sale of common shares generally will result in a gain or loss to the Holder in an amount equal to the difference between the amount realized and the Holder's adjusted cost basis in the shares. Provided that the Holder is not considered a "dealer' in the shares sold, gain or loss on the sale of the common shares will generally be capital gain or loss.

Capital losses are deductible to the extent of capital gains. Individual taxpayers may deduct excess capital losses of up to US$3,000 a year, US$1,500 in the case of a married individual filing separately, from ordinary income. Non-corporate taxpayers may carry forward unused capital losses indefinitely. Unused capital losses of a corporation may be carried back three years and carried forward five years.

Canadian Tax Considerations

Dividends paid or credited, or that the Company deems to pay or credit, on the common shares to Unconnected U.S. Shareholders will be subject to Canadian withholding tax. Under the Convention, the maximum rate of withholding tax on dividends paid or credited on the common shares is 15% if the beneficial owner of such dividends is an Unconnected U.S. Shareholder. However, that rate is reduced to 5% under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least 10% of the voting stock of TransAKT Corp.

An Unconnected U.S. Shareholder will not be subject to tax in Canada on any capital gain realized upon the disposition or deemed disposition of the common shares, provided that the common shares do not constitute "taxable Canadian property" of the shareholder within the meaning of the Tax Act.

Canada does not currently impose any estate taxes or succession duties.

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENTS BY EXPERTS

The consolidated financial statements of TransAKT Corp. for the periods ending December 31, 2001 and 2002, included in this registration statement have been audited by Daunheimer & Dow, LLP, chartered accountants, as stated in their report herein and elsewhere in the registration statement, and is included in reliance upon such reports of such firm given upon the authority as experts in accounting and auditing.

DOCUMENTS ON DISPLAY

All documents filed in connection with this registration statement have been filed with the Securities and Exchange Commission using the EDGAR (Electronic Data Gathering, Analysis and Retrieval) system. The Securities and Exchange Commission maintains a Web site on the Internet at the address http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. CODE OF ETHICS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The required financial statements are provided herein starting on page F-1.

ITEM 18. FINANCIAL STATEMENTS

The required financial statements are provided herein starting on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Exhibit
1.1	Articles of Amalgamation(1)
1.2	Bylaws(1)
2(a)	See Exhibit 1.1 and 1.2
2(b)	Form of Loan Agreement and Promissory Note(1)
10(G)	Consent of Daunheimer & Dow LLP

(1) Incorporated by reference to the Exhibits previously filed with TransAKT's Registration Statement on Form 20-F filed on September 16, 2003.

TRANSAKT CORP.
Financial Statements
Years ended December 31, 2002 and December 31, 2001

TRANSAKT CORP.
Index to Financial Statements
December 31, 2002

AUDITORS' REPORT

To the Shareholders of TRANSAKT CORP.

We have audited the balance sheet of TRANSAKT CORP. as at December 31, 2002 and December 31, 2001, and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and December 31, 2001, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta May 15, 2003	"Daunheimer & Dow LLP" Chartered Accountants

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements and all information in the annual report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies outlined in the notes to the consolidated financial statements. When alternative accounting methods exist, management has chosen those that seem most appropriate in the circumstances. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with accounting principles and practices generally accepted in Canada.

Management maintains appropriate systems of internal accounting and administrative controls. Policies and procedures are designed to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to provide reasonable assurance that the financial information is relevant, reliable and accurate.

Daunheimer & Dow LLP, an independent firm of chartered accountants, has been engaged, as approved by a vote of the shareholders at the Corporation's most recent annual general meeting, to examine the consolidated financial statements in accordance with auditing standards generally accepted in Canada and the United States and provide an independent audit opinion.

The Board of Directors annually appoints an audit committee consisting of a majority of non-management directors. The committee meets with the Corporation's independent auditors to review any significant accounting and auditing matters and to discuss the results of the annual audit examination. Daunheimer & Dow LLP has full and free access to the audit committee. The audit committee also reviews the consolidated financial statements and auditors' report and submits its findings to the Board of Directors. The audit committee has reported its findings to the Board of Directors who have approved the consolidated financial statements.

TRANSAKT CORP. Balance Sheet December 31, 2002 and December 31, 2001
	2002	2001
ASSETS
CURRENT
Cash	$ 274,377	$ 183,208
Accounts receivable	46,973	23,831
Advances to shareholders (Note 3)	24,851	92,851
Inventory	29,698	18,458
Prepaid expenses	180,947	19,492
	556,846	337,840
CAPITAL ASSETS (Note 4)	337,821	151,020
PATENTS AND TRADEMARKS	227,401	126,401
LONG TERM INVESTMENTS (Note 5)	-	1
	$ 1,122,068	$ 615,262

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT

Accounts payable and accrued liabilities	$ 431,474	$ 320,407
Promissory notes (Note 6)	-	150,000
Advances from shareholders (Note 3)	-	271,966
	431,474	742,373
LONG TERM DEBT (Note 7)	394,400	-
	825,874	742,373

COMMITMENTS (Note 13)

SHAREHOLDERS' EQUITY
Share capital (Note 8)	4,672,818	2,918,068
Deficit	(4,376,624)	(3,045,179)
	296,194	(127,111)
	$ 1,122,068	$ 615,262

 ON BEHALF OF THE BOARD:

________Director

________Director

SEE ACCOMPANYING NOTES
Daunheimer & Dow LLP

TRANSKT CORP. Statement of Loss and Deficit Years Ended December 31, 2002 and December 31, 2001
	2002	2001
SALES	$ 6,309	$ -
COST OF SALES	3,413	-
GROSS PROFIT	2,896	-

EXPENSES
Management and consulting fees	$ 406,592	$ 245,083
Office	318,681	188,732
Rental	289,035	420,717
Research and development (Note 10)	114,253	115,874
Rental	90,873	72,443
Travel	57,666	105,758
Professional Fees	24,400	28,599
Advertising and promotion	13,051	18,116
Interest and bank charges	3,869	44625
Amortization	17,375	18,549
	1,335,795	1,258,496
LOSS FROM OPERATIONS	(1,332,899)	(1,258,496)
 OTHER INCOME (EXPENSES)
Interest income	1,454	9,593
Write-down of long-term investments	-	(74,759)
	1,454	(65,166)
NET LOSS	(1,331,445)	(1,323,662)
DEFICIT -Beginning of year	(3,045,179)	(1,721,517)
DEFICIT- End of year	$ (4,376,624)	$(3,045,179)
Weighted average number of shares outstanding (See Note 2)	24,195,893	18,045,828
Loss per share (See Note 2)	$(0.06)	$(0.02)

SEE ACCOMPANYING NOTES
Daunheimer & Dow LLP

TRANSAKT CORP. Statement of Cash Flows Years Ended December 31, 2002 and December 31, 2001
	2002	2001
OPERATING ACTIVITIES
Net loss	$(1,331,445)	$(1,323,662)
Items not affecting cash:
Amortization	17,375	18,549
Write-down of long-term investment	-	74,759
	(1,314,070)	(1,230,354)
Changes in non-cash working capital:
Accounts receivable	(23,143)	12,000
Inventory	(11,240)	(18,458)
Prepaid expenses and deposits	(161,455)	-
Research and development tax credits refundable	-	72,566
Accounts payable and accrued liabilities	111,070	151,182
	(84,768)	217,290
Cash flow used by operating activities	(1,398,838)	(1,013,064)

INVESTING ACTIVITIES

Patents and trademarks
	(101,000)	(28,196)
Additions to capital assets	(204,177)	(112,604)
Cash flow from (used by) investing activities	(305,177)	(140,800)

FINANCING ACTIVITIES
Advances from related companies	-	271,966
Due to (from) shareholders - current	(203,966)	48,000
(Repayment) / Issuance of promissory note	(150,000)	(200,000)
Proceeds from long term financing	394,400	-
Issuance of common shares	1,754,750	739,455
Cash flow from financing activities	1,795,184	859,421
INCREASE(DECREASE) IN CASH FLOW	91,169	(294,443)
CASH-Beginning of year	183,208	477,651
CASH -end of year	$274,377	$183,208

SEE ACCOMPANYING NOTES
Daunheimer & Dow LLP

TRANSAKT CORP.
Notes to Financial Statements
Years Ended December 31, 2002 and December 31, 2001

1. DESCRIPTION OF OPERATIONS

The Company was incorporated under the laws of the Province of Alberta on June 3, 1997. The Company completed the acquisition of Green Point Resources Inc. on October 18, 2000 (Note 2) whereby it became a publicly listed traded company listed on the Canadian Venture Exchange.

The Company is a Development Stage Company, in the development stage of designing for production wireless modular cellular phone technologies for the consumer electronics industry. The Company has not reached a stage of commercial production on any of its development projects. Funding for activities is raised primarily through private and public share offerings and from financial support of related parties.

The ability of the Company to continue research and development projects and realize the capitalized value of proprietary technologies and related capital assets is dependent upon future commercial success of the technologies and raising sufficient funds to complete research and development.

The Company will require additional capital to complete current research and development projects and fund operations. If sufficient capital is not raised, the ability of the Company to continue operations and bring projects to market may be impaired.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada, applied on a consistent basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Canadian and United States Generally Accepted Accounting Principles

The generally accepted accounting principles in the United States may require financial statement reporting and disclosure that differs from those in Canada. There are no differences in the reporting requirements for Canada and the United States that would materially affect these financial statements.

The Company is a Development Stage Company (as described in U.S. SFAS 7). Accordingly, the financial statements would be as presented with the following additional information provided:
Cumulative revenues earned during the development stage	$6,309
Cumulative expenses incurred during the development stage	$3,249,500
Cumulative funds raised during the development stage:
Common shares issued	$3,363,724
Borrowing from related parties (net of repayments)	380,654
Borrowing from non-related parties (net of repayments)	394,400
$4,138,778

(continues)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Canadian and United States Generally Accepted Accounting Principles (continued)

Management does not believe that any recently issued but not yet effective FASB account pronouncements, if currently adapted, would have a material effect in the accompanying financial statements.

Foreign currency translation

All assets and liabilities of operations denominated in currencies other than Canadian dollars have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Gains and losses resulting from the translation of assets and liabilities are reflected in net income of the period except for unrealized foreign currency gains and losses on long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of the related items on a straight-line basis.

Revenue and expense accounts are translated at the average rates of exchange prevailing during the period.

Patents and trademarks

Costs incurred to secure patents and trademarks, including patent application costs, have been deferred and will be amortized to operations on a straight-line basis over five years once commercial production has commenced. As commercial production has not commenced, no amortization has been provided for.

Research costs are expensed as incurred. Development costs are expensed unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized to operations over the estimated market life of the product developed. No amounts for development expenses have been deferred.

The unamortized balance of deferred costs recorded in the balance sheet represents a carrying value which will be charged to income through amortization on a systematic basis. It does not necessarily represent, nor is it intended to represent net realizable value of the deferred costs, as realization is dependent on completion of the development process and the ability of the company to market the products developed. In addition, the Company anticipates significant further costs will be incurred prior to technologies being ready for market. As the Company does not currently have significant revenue from sales to fund these costs, completion of the development process and delivery of the technology to market will be dependent on the Company's ability to raise additional equity financing.

If it is determined by management that the carrying value of the development costs will not be realizable by reference to the present value of future expected cash flows for the projects, related costs will be written down to recoverable value.

Future income taxes

The Company follows the liability method of tax allocation to account for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Future tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and measured at the tax rate in effect in the year the difference originated. Future income tax assets are evaluated and if realization is considered "more likely than not" a valuation is provided.

(continues)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Capital assets

Capital assets are stated at cost less accumulated amortization. Amortization is provided at various rates designed to amortize the assets over their estimated useful lives. The amortization rates are as follows:
Lab equipment	30%	declining balance method
Computer equipment	30%	declining balance method
Telephone system	20%	declining balance method
Computer software	50%	straight-line method
Furniture and fixtures	20%	declining balance method
Tools and dies	20%	declining balance method

Amortization of tools and dies will commence when production begins. Amortization of software acquired at the end of the year will be amortized when it is put in place and ready for use. No amortization is taken during the year of capital assets that were disposed.

Loss per share

Loss per share is computed using the weighted average number of common shares outstanding during the period. Fully diluted loss per share has not been presented as the effect on basic loss per share would be anti-dilutive.

Stock-based compensation

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The new recommendations are applied prospectively to all stock-based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement be the issuance of equity instruments, granted on or after January 1, 2002.

The recommendations encourage, but do not require the use of the fair value method of accounting for all stock-based employee compensation plans. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans and therefore, the Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of options is credited to share capital. The Company discloses the pro-forma effect of accounting for these awards under the fair value method (see Note 9).

Measurement uncertainty

The financial statements have been prepared in accordance with generally accepted accounting principles. The precise value of many assets and liabilities is dependent on future events. As a result, the preparation of financial statements for a period involves the use of approximations which have been made using careful judgment. Actual results could differ from those approximations.

3. ADVANCES TO / FROM SHAREHOLDERS

The advances to or from shareholders are non-interest bearing and without fixed terms of repayment.

4. CAPITAL ASSETS

	Cost	Accumulated amortization	2002 Net book value	2001 Net book value
Lab equipment	$ 146,084	$ 22,578	$ 123,506	$ 128,667
Computer equipment	45,702	27,340	18,362	16,493
Telephone system	6,594	3,218	3,376	4,220
Computer software	199,724	8,459	191,265	-
Furniture and fixtures	2,563	1,251	1,312	1,640
	$ 400,667	$ 62,846	$ 337,821	$ 151,020

 5. LONG TERM INVESTMENTS

The investment in Simplicia Technologies Inc., a private corporation represents a holding of 12.3% of the issued share capital. The investment was written down in the prior year to management's estimate of its net realizable value and written-off in the current year.

6. PROMISSORY NOTE

The promissory note was a convertible debenture bearing interest at 1% per month, compounded monthly and not in advance. The interest and principal were payable in full on November 30, 2001 and were paid in the year.

7. LONG TERM DEBT

On December 12, 2002 the Company received $U.S. 250,00 as partial proceeds of a series of promissory notes that will total $U.S. 350,000. The funds will be used to finance the production and sale of up to 1,000 TransAKT 1 units. The promissory notes are unsecured and bear interest at 10% per annum commencing six months after their issuance. A bonus amount of $U.S. 100 per TransAKT 1 unit sold, not exceeding $U.S. 100,000 in aggregate is added to the principal as the units are sold. The principal, interest and bonus amounts are repayable at the rate of $U.S. 350 for each TransAKT 1 sold.

The unpaid portion of the principal, interest and bonus amount not paid within one year may be converted into common shares at the average common share closing price for the thirty consecutive trading days immediately preceding the notice to convert. The conversion feature expires on May 24, 2004.

8. SHARE CAPITAL
Authorized: 125,000,000 common shares 125,000,000 preferred shares
Issued:	Shares	$
Balance, December 31, 2000	17,610,712	$ 2,178,613
Shares issued on exercise of warrants (a)	155,437	116,578
Shares issued on exercise of options (b)	200,000	100,000
Shares issued for cash in private placement (c)	635,263	299,860
Shared issued for cash in private placement (d)	1,363,000	299,860
Share issue costs	-	(31,088)
Balance, December 31, 2001	19,964,412	$ 2,918,068
Shares issued for cash in private placement (e)	1,210,000	266,200
Shares issued as repayment of shareholder loan (f)	1,000,000	271,966
Share issued for cash in private placement (g)	600,000	150,000
Shares issued for cash in private placement (h)	2,500,000	1,100,000
Shares issued on exercise of warrants (i)	65,000	49,875
Share issue costs	-	(83,291)
Balance, December 31, 2001	25,340,912	$ 4,672,818

No preferred shares have been issued.

Notes:
(a) Prior to 2001, TRANSAKT CORP. issued 1,000,000 units (pre-consolidation) which comprised of one pre-consolidation share and one-half of one share purchase warrant. On a post-consolidations basis, each warrant entitles the holder to purchase one common share at a purchase price of $0.75 for a period of one year. 137,937 of these warrants were exercised during the 2001 and the remaining 137,938 warrants expired.

(b) 200,000 stock options to acquire 100,000 common shares at $0.50 per share were exercised during 2001.

(c) 635,263 units were issued for $0.40 per unit. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at a purchase price of $0.75 for a period of one year.

(d) 1,363,000 units were issued for $0.22 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one common share at a purchase price of $0.75 for a period of one year.

(e) 1,200,000 units were issued for $0.22 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one common share at a purchase price of $0.75 for a period of one year.

(f) 1,000,000 common shares were issued for $0.2719 per share to a shareholder and director as consideration and repayment of a loan the Company owed to the shareholder.

(continues)

8. SHARE CAPITAL 8 (continued)

(g) 600,000 units were issued for $0.25 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one common share at a purchase price of $0.75 for a period of one year.

(h) 2,500,000 shares were issued for $0.44 per share.

(i) 66,500 warrants were exercised to purchase one common share per warrant for $0.75 per share.

Warrants:

As at December 31, 2002 there were 1,540,253 warrants to purchase 1 common share for $0.75 per warrant that will expire at various dates from January 17, 2003 to October 18, 2003.

The following is a summary of warrants issued and outstanding at December 31, 2002:

	2002		2001
	Number of warrants	Weighted Average Exercise price	Number of warrants	Weighted average exercise price
Balance, beginning of year	1,437,201
$ 0.50
			840,875
$ 0.58

Cancelled during the year	(735,438)
$ 0.75
			(565,000)
$ 0.50

Exercised during the year	(66,500)
$ 0.75
			(155,437)
$ 0.75

Granted during the year	905,000
$ 0.75
			1,316,763
$ 0.63

Balance, end of year	1,540,263
$ 0.62
			1,437,201
$ 0.64

Exercisable, end of year	1,540,263
$ 0.65
			1,437,201
$ 0.64

Options:

On October 18, 2000 the Company granted 1,600,000 stock options at an exercise price of $0.50 per share with an expiry date of October 18, 2005. 200,000 options were exercised in 2001. In 2000 the Company also granted 600,000 stock options with an expiry date of October 20, 2005 at an exercise price of $4.75 per share that was subsequently amended to $0.50 per share. In 2001, the Company granted 1,000,000 stock options at an exercise price of $0.50 that will expire on December 11, 2006. In 2002, the Company granted 2,155,000 stock options at an exercise price of $0.50 that will expire on October 2, 2007. 5,155,000 stock options were outstanding at December 31, 2001.

(continues)

8. SHARE CAPITAL 8 (continued)

The following is a summary of options issued and outstanding at December 31, 2002:

	2002		2001
	Number of options	Weighted Average Exercise price	Number of options	Weighted average exercise price
Balance, beginning of year	3,000,00
$ 0.50
			2,200,000
$ 0.50

Cancelled during the year	-
$ -
			-
$ -

Exercised during the year	-
$ -
			(200,000)
$ 0.50

Granted during the year	2,155,000
$ 0.50
			1,000,000
$ 0.50

Balance, end of year	5,155,000
$ 0.50
			3,000,000
$ 0.50

Exercisable, end of year	5,155,000
$ 0.50
			3,000,000
$ 0.50

 9. STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the intrinsic value method. Under this method, no costs are recognized in the financial statements for share options granted to employees or directors when the options are issued at market value. Effective January 1, 2002, Canadian Generally Accepted Accounting Principles require disclosure of the net earnings using the fair value method for stock options issued on or after January 1, 2002. Had the fair value method been used, the Company's net earnings and net earnings per share would have been as follows for the year ended December 31, 2002:

	December 31, 2002 As Reported	December 31, 2002 Pro-forma
Net Loss	$ (1,331,445)	$ (1,577,115)
Loss per share	$ (0.06)	$ (0.07)

The fair value of options granted during the year was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Expected life (years)	1.0
Risk-free interest rate (%)	4.0
Volatility	88.9

10. RESEARCH AND DEVELOPMENT

	2002	2001
In-house consultants	$ 55,000	$ 170,000
Outside consultants	131,235	228,297
Materials and supplies	97,815	17,977
Travel and incidental expenses	4,985	4,443
	$ 289,035	$ 420,171

The Company is developing devices that will enhance the capabilities of wireless modular cellular telephones ("cell phones") to allow for the transmission of electronic data.

11. RELATED PARTY TRANSACTIONS

During the year the Company had the following transactions with related parties:

a) Individuals that were directors and shareholders or corporations controlled by them received $290,000 (2001 - $300,000) for management and consulting services.

b) Accounts payable includes $102,458 (2001 - $59,344) that are due to directors and shareholders.

c) During the year, the Company issued 2,155,000 options directors and officers to acquire shares of the Company at $0.50 per share for a period of five years from the date of issue.

d) An officer of the Company has repaid advances net of advances of $68,000 (net advances made to officer: 2001 - $62,851).

Related party transactions have been recorded at their dollar exchange amounts.

12. NON-CAPITAL TAX LOSSES CARRIED FORWARD

The Company has available losses of $4,322,000, the benefit of which has not been reflected in these financial statements. Such benefits will be recorded as an adjustment to the tax provision in the year realized. The losses may be carried forward against future income for tax purposes. The losses will expire as follows:

2005	$ 107,000
2006	561,000
2007	1,122,000
2008	1,221,000
2009	1,311,000

The Company also has undeducted research and development expenses of approximately $362,000 which may be claimed against future taxable income. These deductions have no expiry date.

13. COMMITMENTS

The Company has entered into a lease agreement for office space expiring April 30, 2005. The minimum lease payments over the next five years are:

2003	$33,443
2004	34,152
2005
11,384

$78,979

14. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposits, goods and services tax refundable, due from shareholder, long-term investment and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

15. SUBSEQUENT EVENTS

Subsequent to the year-end the Company issued the following common shares or common share units:

- 90,000 common shares were issued for $45,000 upon the exercise of stock options.

16. COMPARATIVE FIGURES

Some of the comparative figures have been reclassified to conform to the current year's presentation.

WILDCARD WIRELESS SOLUTIONS INC.

(Formerly Green Point Resources Inc.)

Consolidated Financial Statements

Years ended December 31, 2001 and December 31, 2000

Index to Consolidated Financial Statements

December 31, 2001

Page
AUDITORS' REPORT	F-18

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet	F-19
Consolidated Statement of Loss and Deficit	F-20
Consolidated Statement of Cash Flows	F-21
Notes to Consolidated Financial Statements	F-22 -F-31

AUDITORS' REPORT

To the Shareholders of WILDCARD WIRELESS SOLUTIONS INC. (Formerly Green Point Resources Inc.)

We have audited the consolidated balance sheet of WILDCARD WIRELESS SOLUTIONS INC., formerly Green Point Resources Inc., as at December 31, 2001 and December 31, 2000, and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and December 31, 2000, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta April 15, 2002	signed "Daunheimer & Dow LLP" Chartered Accountants

WILDCARD WIRELESS SOLUTIONS INC. (Formerly Green Point Resources Inc.) Consolidated Balance Sheet December 31, 2001 and December 31, 2000
2001	2000

 ASSETS

CURRENT

Cash	$ 183,208	$ 128,360
Term deposits	-	349,291
Accounts receivable	23,831	35,831
Advances to shareholders (Note 4)	92,851	140,851
Inventory	18,458	-
Prepaid expenses	19,492	19,492
Research and development tax credits refundable	-	72,566
	337,840	746,391
CAPITAL ASSETS (Note 5)	151,020	56,965
PATENTS AND TRADEMARKS	126,401	98,205
LONG TERM INVESTMENTS (Note 6)	1	74,760
	$ 615,262	$ 976,321

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT

Accounts payable and accrued liabilities	$ 320,406	$ 169,225
Promissory notes (Note 7)	150,000	350,000
Advances from shareholders (Note 4)	271,966	-
	742,372	519,225

 COMMITMENTS (Note 12)

SHAREHOLDERS' DEFICIENCY
Share capital (Note 8)	2,918,068	2,178,613
Deficit	(3,045,178)	(1,721,517)
	(127,110)	457,096
	$ 615,6262	976,321

Approved by the Board:

signed "Daniel Pomerleau" Director

Daniel Pomerleau

signed "Michael Pierce" Director

Michael Pierce

WILDCARD WIRELESS SOLUTIONS INC. (Formerly Green Point Resources Inc.) Consolidated Statement of Loss and Deficit Years Ended December 31, 2001 and December 31, 2000
	2001	2000

EXPENSES
Research and development (Note 9)	$420,717	$363,448
Management and consulting fees	245,083	363,709
Office	188,731	135,084
Rental	115,874	86,815
Professional fees	105,758	36,385
Travel	72,443	66,921
Interest and bank charges	44,625	1,016
Telephone	28,599	32,310
Advertising and promotion	18,116	-
Amortization	18,549	23,677
	1,258,495	1,109,365
LOSS FROM OPERATIONS	(1,258,495)	(1,109,365)

OTHER INCOME (EXPENSES)
Interest income	9,593	7,051
Write-down of long-term investment	(74,759)	-
	(65,166)	7,051
NET LOSS	(1,323,661)	(1,102,314)

DEFICIT -Beginning of year	(1,721,517)	(619,203)
DEFICIT- End of year	$(3,045,178)	$(1,721,517)

LOSS PER SHARE (Note 3)	($0.07)	($0.06)

WILDCARD WIRELESS SOLUTIONS INC. (Formerly Green Point Resources Inc.) Consolidated Statement of Cash Flows Years Ended December 31, 2001 and December 31, 2000
	2001	2000
OPERATING ACTIVITIES
Net loss	$(1,323,661)	$(1,102,314)
Items not affecting cash:
Amortization	18,549	23,677
Write-down of marketable securities	74,759	-
Writedown of research and development tax
Credits refundable	-	22,379

	(1,230,353)	(1,056,258)

Changes in non-cash working capital:
Accounts receivable	11,999	(28,711)
Inventory	(18,458)	-
Prepaid expenses	-	(9,546)
Research and development tax credits refundable	72,566	64,128
Accounts payable and accrued liabilities	151,182	(36,662)
	217,289	(10,791)
Cash flow used by operating activities	(1,013,064)	(1,067,049)

INVESTING ACTIVITIES
Patents and trademarks	(28,196)	(18,635)
Additions to capital assets	(112,604	(74,798)
Cash acquired on reverse takeover, net of acquisition costs incurred	-	173,756
Cash flow from (used by) investing activities	(140,800)	80,323

FINANCING ACTIVITIES
Advances from related companies	271,966	244,718
Repayment of advances to shareholders	48,000	-
Issuance of promissory notes	150,000	350,000
Repayment of promissory notes	(350,000	-
Issuance of common shares	739,455	869,519
Cash flow from financing activities	859,421	1,464,237
INCREASE(DECREASE) IN CASH FLOW	(294,443)	477,511

CASH-Beginning of year	477,651	140

CASH -end of year	$183,208	$477,651

CASH CONSISTS OF:
Cash	$183,208	$128,360
Term deposits	-	349,291
	$183,208	$477,651

WILDCARD WIRELESS SOLUTIONS INC.

(Formerly Green Point Resources Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2001 and December 31, 2000

1. DESCRIPTION OF OPERATIONS

The Company was incorporated under the laws of the Province of Alberta on June 3, 1997. The Company completed the acquisition of Green Point Resources Inc. on October 18, 2000 (Note 2) whereby it became a publicly listed traded company listed on the Canadian Venture Exchange.

The Company is in the development stage of designing for production wireless modular cellular phone technologies for the consumer electronics industry. The Company has not reached a stage of commercial production on any of its development projects. Funding for activities is raised primarily through private and public share offerings and from financial support of related parties.

The ability of the Company to continue research and development projects and realize the capitalized value of proprietary technologies and related capital assets is dependent upon future commercial success of the technologies and raising sufficient funds to complete research and development.

The Company will require additional capital to complete current research and development projects and fund operations. If sufficient capital is not raised, the ability of the Company to continue operations and bring projects to market may be impaired.

2. BUSINESS COMBINATION

Wildcard Wireless Solutions Inc. (formerly Green Point Resources Inc.) purchased Wildcard Communications Canada Inc. on October 18, 2000. The acquisition was completed by Wildcard Wireless Solutions Inc. issuing 4,393,276 "trading shares" and 8,480,374 "performance shares" for a total of 12,876,650 common shares in exchange for all of the 7,331,686 issued and outstanding shares of Wildcard Communications Canada Inc. The two companies amalgamated on June 30, 2001 to form Wildcard Wireless Solutions Inc.

The purchase method has been used to account for the acquisition. The acquisition resulted in the shareholders of Wildcard Communications Canada Inc. owning in excess of 73% of Wildcard Wireless Solutions Inc. The business combination has therefore been treated as a reverse takeover of Wildcard Wireless Solutions Inc. by Wildcard Communications Canada Inc.

Accounting for the business combination as a reverse takeover results in the following:

(i) The consolidated financial statements of the combined entities are issued under the name of the legal parent (Wildcard Wireless Solutions Inc.) but are considered a continuation of the financial statements of the legal subsidiary (Wildcard Communications Canada Inc.).

(ii) As Wildcard Communications Canada Inc. is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their historical carrying value.

(iii) The accounting for the business combination on this basis can be summarized as follows:

Net assets acquired, at book values, which are estimated to approximate fair values:

Cash	$173,756
Accounts receivable	2,874
Capital assets	3,577
Advances to Wildcard Communications Canada Inc.	50,567
Value assigned to common shares issued	$ 230,774

Under reverse takeover accounting principles and the purchase method of accounting, the results of operations of Wildcard Wireless Solutions Inc. are included in the consolidated financial statements only from the effective date of the acquisition which is October 18, 2000. Accordingly, supplementary financial statements presenting the results of operations of Wildcard Wireless Solutions Inc. for each of the year ended September 30, 2000 and the period from October 1, 2000 to October 17, 2000, being immediately prior to the acquisition is presented below.

	Period ended Oct. 17, 2000	Year ended Sept.30, 2000
Administrative Expenses
Management fees	$ -	$12,500
Professional fees	752	9,949
Filing fees and transfer agent	-	9,306
Rent	-	8,461
Office expenses	26	5,521
Amortization	-	1,532
Loss before other items	(778)	(47,269)
Other items
Interest income	732	6,406
Gain on sale of subsidiary company	-	10,461
	732	16,867
Loss for the period	$ (46)	$(30,402)

 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada, applied on a consistent basis. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and Wildcard Communications Canada Inc. in accordance with the reporting requirements for a reverse takeover (See Note 2).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

All assets and liabilities of operations denominated in currencies other than Canadian dollars have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Gains and losses resulting from the translation of assets and liabilities are reflected in net income of the period except for unrealized foreign currency gains and losses on long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of the related items on a straight-line basis.

Revenue and expense accounts are translated at the average rates of exchange prevailing during the period.

Patents and trademarks

Costs incurred to secure patents and trademarks, including patent application costs, have been deferred and will be amortized to operations on a straight-line basis over five years once commercial production has commenced. As commercial production has not commenced, no amortization has been provided for.

Research and Development

Research costs are expensed as incurred. Development costs are expensed unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized to operations over the estimated market life of the product developed. No amounts for development expenses have been deferred.

Government assistance

Prior to the reverse takeover described in Note 2, the Company was a private entity and qualified for refundable scientific research tax credits. Upon the Company becoming a public company for income tax purposes on October 18, 2000, the Company qualified only for tax credits available to offset future income taxes payable. As the Company does not currently have taxable income and has available losses to carry forward, no refundable tax credits in respect of expenditures after October 18, 2000 are available.

Cumulative scientific research tax credits received or receivable to date have been recorded as a reduction of related operating expenses where applicable.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Future income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Future tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and measured at the tax rate in effect in the year the difference originated. Future income tax assets are evaluated and if realization is considered "more likely than not" a valuation is provided.

Capital assets

Capital assets are stated at cost less accumulated amortization. Amortization is provided at various rates designed to amortize the assets over their estimated useful lives. The amortization rates are as follows:
Lab equipment	30%	declining balance method
Computer equipment	30%	declining balance method
Telephone system	20%	declining balance method
Computer software	50%	straight-line method
Furniture and fixtures	20%	declining balance method

Amortization of certain lab equipment will commence when production begins. No amortization is taken during the year for capital assets that were disposed.

Loss per share

Loss per share is computed using the weighted average number of common shares outstanding during the period, after restating the prior years' comparative amounts to reflect the average number of post-consolidation shares of Wildcard Wireless Solutions Inc. issued to Wildcard Communications Canada Inc. shareholders (Note 2). Fully diluted loss per share has not been presented as the effect on basic loss per share would be anti-dilutive.

Measurement uncertainty

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The precise value of many assets and liabilities is dependent on future events. As a result, the preparation of financial statements for a period involves the use of approximations, which have been made using careful judgment. Actual results could differ from those approximations.

4. ADVANCES TO / FROM SHAREHOLDERS

The advances to or from shareholders are non-interest bearing and without fixed terms of repayment. Management anticipates they will be repaid in the subsequent year.

5. CAPITAL ASSETS

	Cost	Accumulated amortization	2001 Net book value	2000 Net book value
Lab equipment	$ 146,084	$ 17,417	$ 128,667	$ 23,436
Computer equipment	35,963	19,470	16,493	23,561
Telephone system	6,594	2,374	4,220	5,275
Computer software	5,286	5,286	-	2,643
Furniture and fixtures	2,563	923	1,640	2,050
	$ 196,490	$ 45,470	$ 151,020	$ 56,965

 6. LONG TERM INVESTMENTS

The investment in Simplicia Technologies Inc., a private corporation represents a holding of 12.3% of the issued share capital. The investment was written down in the current year to management's estimate of its net realizable value.

7. PROMISSORY NOTE

The promissory note is a convertible debenture bearing interest at 1% per month, compounded monthly and not in advance. The interest and principal were payable in full on November 30, 2001 and were paid subsequent to the year-end.

8. SHARE CAPITAL

Authorized: 125,000,000 common shares 125,000,000 preferred shares
	Shares	$

Issued:

Balance, December 31, 1999	$ -	$ 437,400
Shares issued for cash in private placement (a)	-	20,000
Shares issued in exchange for amounts payable (b)	-	350,886
Shares issued upon conversion of promissory note (c)	-	290,034
Wildcard Wireless Solutions Inc. number of common shares issued and outstanding prior to the reverse takeover (d)	2,940,000	-
Trading shares issued on reverse takeover (e)	4,393,276	230,774
Performance shares issued on reverse takeover (e)	8,480,374	84,804
Shares and warrants issued for cash (f)	1,500,000	750,000
Shares issued on exercise of warrants (g)	297,062	222,797
Share issue costs	-	(208,082)
Balance, December 31, 2000	17,610,712	$ 2,178,613
Shares issued on exercise of warrants (h)	155,437	116,578
Shares issued on exercise of options (i)	200,000	100,000
Shares issued for cash in private placement (j)	635,263	254,105
Shares issued for cash in private placement (k)	1,363,000	299,860
Share issue costs	-	(31,088)
Balance, December 31, 2001	19,964,412	2,918,068

No preferred shares have been issued.

Notes:

(a) 2,000,000 common shares of Wildcard Communications Canada Inc. were issued for $0.01 per share pursuant to an agreement entered into by the Company and its shareholders on January 14, 1998;

(b) 701,600 common shares of Wildcard Communications Canada Inc. were issued for $0.50 per share as payment of amounts due to certain officers or their companies for amounts advanced to the Company or for management and consulting services rendered;

(c) 580,086 common shares of Wildcard Communications Canada Inc. were issued for $0.50 per share upon conversion of a promissory note;

(d) Wildcard Wireless Solutions Inc. had issued and outstanding 5,888,000 common shares that were consolidated on a two for one basis prior to the reverse takeover. As a result of the consolidation 2,940,000 common shares were issued and outstanding;

(e) 4,393,276 trading shares of Wildcard Wireless Solutions Inc. were issued to the former shareholders of Wildcard Communications Canada Inc. in exchange for their shares of Wildcard Communications Canada Inc. 8,480,374 performance shares were allotted to principals of the Company and paid for at a purchase price of $0.01 per share. (See Note 2);

(f) 1,500,000 units were issued for $0.50 per unit immediately following the reverse takeover. Each unit comprised of one common share and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one common share at a purchase price of $0.75 for a period of one year. 17,500 of these warrants were exercised during the year (2000 - 185,000), leaving 547,500 warrants issued and outstanding;

(g) 297,062 common shares were issued upon exercise of warrants issued in connection with the private placement of units offered by Wildcard Wireless Solutions Inc. prior to the reverse takeover (See (h) below) and the units described in (f) above;

(h) Prior to the reverse takeover, Wildcard Wireless Solutions Inc. issued 1,000,000 units (pre-consolidation) which comprised of one pre-consolidation share and one-half of one share purchase warrant. On a post-consolidations basis, each warrant entitles the holder to purchase one common share at a purchase price of $0.75 for a period of one year. 137,937 of these warrants were exercised during the year (2000 - 275,875), and the remaining 137,938 warrants expired;

(i) On October 18, 2000 the Company granted 1,600,000 stock options at an exercise price of $0.50 per share with an expiry date of October 18, 2005. 200,000 options were exercised in 2001. During the year, the Company granted an additional 1,000,000 stock options at an exercise price of $0.50 that will expire on December 11, 2006. In 2000 the Company also granted 600,000 stock options with an expiry date of October 20, 2005 at an exercise price of $4.75 per share that was subsequently amended to $0.50 per share. 3,033,750 stock options were outstanding at December 31, 2001;

(j) 635,263 units were issued for $0.40 per unit. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at a purchase price of $0.75 for a period of one year.

(k) 1,363,000 units were issued for $0.22 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one common share at a purchase price of $0.75 for a period of one year.

As at December 31, 2001 there were 1,864,263 outstanding warrants to purchase 1 common share for $0.75 per warrant that will expire at various dates from April 17, 2002 to October 18, 2003.

9. RESEARCH AND DEVELOPMENT

	2001	2000
In-house consultants	$ 170,000	$ 130,331
Outside consultants	228,297	182,543
Materials and supplies	17,977	9,153
Travel and incidental expenses	4,443	19,042
Write-down of previous year's investment tax credits	-	22,379
	$ 420,717	$ 363,448

The Company is developing devices that will enhance the capabilities of wireless modular cellular telephones ("cell phones") to allow for the transmission of electronic data.

10. RELATED PARTY TRANSACTIONS

During the year the Company had the following transactions with related parties:

a) Individuals that were directors and shareholders or corporations controlled by them received $415,000 (2000 - $390,000) for management and consulting services;

b) Accounts payable includes $37,942 (2000 - $41,115) that are due to directors and shareholders;

c) A shareholder corporation that is controlled by a director of the Corporation paid $277,227 to a creditor pursuant to a loan guarantee that it had entered into with the creditor. This has been recorded as an advance to the Company by a shareholder.

d) During the year, the Company issued options to directors and officers to acquire 1,000,000 shares of the Company at $0.50 per share for a period of five years from the date of issue.

e) Related party transactions have been recorded at their dollar exchange amounts.

11. NON-CAPITAL TAX LOSSES CARRIED FORWARD

The Company has available losses of $3,011,000, the benefit of which has not been reflected in these financial statements. Such benefits will be recorded as an adjustment to the tax provision in the year realized. The losses may be carried forward against future income for tax purposes. The losses will expire as follows:
2005	$107,000
2006	$561,000
2007	$1,122,000
2008	$1,221,000

The Company also has undeducted research and development expenses of approximately $362,000 which may be claimed against future taxable income. These deductions have no expiry date.

12. COMMITMENTS

The Company has entered into two lease agreements for office space expiring on April 30, 2002 and April 30, 2005. The minimum lease payments over the next four years are:

2002	$43,664
2003	33,443
2004	34,152
2005	11,384
$122,643

13. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposits, due from shareholder, long term investment and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

14. COMPARATIVE FIGURES

Some of the comparative figures have been reclassified to conform to the current year's presentation.

TRANSAKT CORP.

Index to Financial Statements

June 30, 2003

FINANCIAL STATEMENTS
Balance Sheet	F-33
Statement of Loss and Deficit	F-34
Statement of Cash Flows	F-35
Notes to Financial Statements	F-35 F-39

TransAKT Corp.
BALANCE SHEETS
Unaudited
	June 30	Dec. 31
	2003	2002
ASSETS
Cash and cash equivalents	$ 368,405	$ 274,377
Accounts receivable	60,176	46,973
Inventory	346,062	29,698
Prepaid expenses and deposits	36,465	180,947
Advances to shareholders	24,666	24,851
	$ 835,774	$ 556,846

OTHER
Capital assets	$ 320,700	$ 337,821
Patents and trade marks	194,298	227,401
	$ 514,998	$ 565,222

	$ 1,350,772	$ 1,122,068

LIABILITIES
Accounts payable & accrued liabilities	$ 444,060	$ 431,474
Short term loans	40,000	-
Shares subscribed (Note 11)	383,460	-
	867,520	431,474
LONG TERM DEBT	461,582	394,400
	$ 1,329,102	$ 825,874

SHAREHOLDERS' EQUITY (DEFICIT)
Capital Stock	$ 4,714,533	$ 4,672,818
Deficit	(4,692,863)	(4,376,624)
	$ 21,670	$ 296,194

	$1,350,772	$ 1,122,068

ON BEHALF OF THE BOARD
/s/ Daniel Pomerleau Director	/s/ Riaz Sumar Director

TransAKT Corp.
Consolidated Statement of Loss and Deficit
Unaudited
	Three Months Ended		Six Months Ended
	June 30 2003	June 30 2002	June 30 2003	June 30 2002
REVENUES
Sales	$ 55,187	$ -	$ 68,422	$ -
Cost of goods sold	30,618	-	38,423	-
Gross Margin	24,569	-	29,999	-

EXPENSES
Research & development	22,743	75,304	48,487	141,340
Management and consulting fees	71,725	124,442	134,430	224,442
Office	24,307	132,208	38,554	180,842
Rental	15,141	31,994	31,320	61,743
Travel	3,812	46,420	8,836	68,083
Professional fees	4,967	20,374	6,143	37,112
Interest and bank charges	1,603	216	3,400	656
Telephone	6,046	5,867	10,701	11,548
Advertising and promotion	1,423	1,506	2,625	5,052
Amortization	58,888	6,572	61,807	9,507
	210,655	444,903	346,303	740,325

Interest Income	65	1,261	65	1,268

Net Loss	186,021	443,642	316,239	739,057

Deficit -Beginning of period	4,506,842	3,340,593	4,376,624	3,045,178

Deficit -end of year	$4,692,863	$3,784,235	$4,692,863	$3,784,235

Loss per common share	($0.01)	($0.02)	($0.01)	($0.03)
Fully diluted loss per common share	-	-	-	-

TransAKT Corp.
STATEMENT OF CASH FLOWS
Unaudited
	Three Months Ended		Six Months Ended
	June 30 2003	June 30 2002	June 30 2003	June 30 2002

OPERATING ACTIVITIES
Net Loss	$(186,021)	$(443,642)	$(316,239)	$(739,057)
Items not affecting cash
Amortization	58,888	6,572	61,807	9,507
Working capital used by operating activities	(127,133)	(437,070)	(254,432)	(729,550)
Change in non-cash working capital
Accounts receivable	(30,691)	(29,691)	(13,203)	(25,757)
Inventory	(306,832)	-	(316,364)	(616)
Prepaid expenses	270,771	(112,842)	144,482	(122,439)
Accounts payable and accrued liabilities	(1,781)	(46,429)	12,586	(110,240)
Cash flows used in operating activities	(68,533)	(188,962)	(172,499)	(259,052)

INVESTING ACTIVITIES
Additions to capital assets	(5,100)	(10,160)	(44,686)	(11,689)
Patents and trademarks	(4,161)	(32,685)	33,103	(34,738)
Cash flows from investing activities	(9,261)	(42,845)	(11,583)	(46,427)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares	41,715	1,076,821	41,715	1,754,750
Advances from shareholders	185	(2,240)	185	(274,206)
Issuance of promissory note	40,000	-	40,000	-
Repayment of promissory note	-	-	-	(150,000)
Proceeds from long term financing	(38,131)	-	67,182	-
Shares subscribed	383,460	-	383,460	-
Cash flows from financing activities	427,229	1,074,581	532,542	1,330,544

NET INCREASE (DECREASE) IN CASH FLOW	222,302	405,704	94,028	295,515

CASH - Beginning of period	146,103	73,019	274,377	183,208

CASH - End of period	$368,405	$478,723	$368,405	$478,723

Notes to Interim Financial Statements
June 30, 2003
(Unaudited)

1. DESCRIPTION OF OPERATIONS

The Company was incorporated under the laws of the Province of Alberta on June 3, 1997. The Company completed the acquisition of Green Point Resources Inc. on October 18, 2000 whereby it became a publicly listed traded company listed on the Canadian Venture Exchange.

The Company is in the development stage of designing for production wireless modular cellular phone technologies for the consumer electronics industry. The Company has not reached a stage of commercial production on any of its development projects. Funding for activities is raised primarily through private and public share offerings and from financial support of related parties.

The ability of the Company to continue research and development projects and realize the capitalized value of proprietary technologies and related capital assets is dependent upon future commercial success of the technologies and raising sufficient funds to complete research and development.

The Company will require additional capital to complete current research and development projects and fund operations. If sufficient capital is not raised, the ability of the Company to continue operations and bring projects to market may be impaired.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada, applied on a consistent basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the significant accounting policies summarized below. Certain information and disclosures normally required to be included in notes to annual financial statements has been condensed or omitted. The Interim Financial Statements should be read in conjunction with the Corporation's Financial Statements and notes thereto for the year ended December 31, 2002. The Interim Financial Statements have been prepared following the same accounting policies and methods of computation as the Corporation's Financial Statements for the year ended December 31, 2002.

Foreign currency translation

All assets and liabilities of operations denominated in currencies other than Canadian dollars have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Gains and losses resulting from the translation of assets and liabilities are reflected in net income of the period except for unrealized foreign currency gains and losses on long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of the related items on a straight-line basis.

Revenue and expense accounts are translated at the average rates of exchange prevailing during the period.

Patents and trademarks

Costs incurred to secure patents and trademarks, including patent application costs, have been deferred and will be amortized to operations on a straight-line basis over five years once commercial production has commenced. As commercial production has not commenced, no amortization has been provided for.

Research costs are expensed as incurred. Development costs are expensed unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized to operations over the estimated market life of the product developed. No amounts for development expenses have been deferred.

The unamortized balance of deferred costs recorded in the balance sheet represents a carrying value which will be charged to income through amortization on a systematic basis. It does not necessarily represent, nor is it intended to represent net realizable value of the deferred costs, as realization is dependent on completion of the development process and the ability of the company to market the products developed. In addition, the Company anticipates significant further costs will be incurred prior to technologies being ready for market. As the Company does not currently have significant revenue from sales to fund these costs, completion of the development process and delivery of the technology to market will be dependent on the Company's ability to raise additional equity financing.

If it is determined by management that the carrying value of the development costs will not be realizable by reference to the present value of future expected cash flows for the projects, related costs will be written down to recoverable value.

Government assistance

Prior to the reverse takeover, the Company was a private entity and qualified for refundable scientific research tax credits. Upon the Company becoming a public company for income tax purposes, on October 18, 2000, the Company qualified only for tax credits available to offset future income taxes payable. As the Company does not currently have taxable income and has available losses to carry forward, no refundable tax credits in respect of expenditures after October 18, 2000 are available.

Cumulative scientific research tax credits received or receivable to date have been recorded as a reduction of related operating expenses where applicable.

Future income taxes

Under the new recommendations, the liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Future tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and measured at the tax rate in effect in the year the difference originated. Future income tax assets are evaluated and if realization is considered "more likely than not" a valuation is provided.

Capital assets

Capital assets are stated at cost less accumulated amortization. Amortization is provided at various rates designed to amortize the assets over their estimated useful lives. The amortization rates are as follows:
Lab equipment	30%	declining balance method
Computer equipment	30%	declining balance method
Telephone system	20%	declining balance method
Computer software	50%	straight-line method
Furniture and fixtures	20%	declining balance method
Tools and dies	20%	declining balance method

Amortization of tools and dies commences when production begins. Amortization of software acquired commenced when it is put in place and ready to use. No amortization is taken during the year for capital assets that were disposed.

Loss per share

Loss per share is computed using the weighted average number of common shares outstanding during the period which was 25,385,166. Fully diluted loss per share has not been presented as the effect on basic loss per share would be anti-dilutive.

Stock options

Effective January 1, 2002, the Company adopted section 3870 of the CICA Handbook from the Canadian Institute of Chartered Accountants for stock-based compensation and other-stock based payments. This section requires the Company to provide pro forma earnings and earnings per share, as if the fair value method of accounting for stock-based compensation had been used. No stock options were granted in the first six months of 2003.

Measurement uncertainty

The financial statements have been prepared in accordance with generally accepted accounting principles. The precise value of many assets and liabilities is dependent on future events. As a result, the preparation of financial statements for a period involves the use of approximations which have been made using careful judgement. Actual results could differ from those approximations.

3. ADVANCES TO SHAREHOLDERS

The advances to or from shareholders are non-interest bearing and without fixed terms of repayment.

4. CAPITAL ASSETS
	Cost	Accumulated amortization	Net book value June 30, 2003	Net book value December 31, 2002
Lab equipment and tools	$185,569	$35,530	$150,039	$ 123,506
Computer equipment	45,802	30,109	15,693	18,362
Computer Software	204,824	54,075	150,749	191,265
Telephone system	6,594	3,556	3,038	3,376
Furniture and fixtures	2,563	1,382	1,181	1,312
	$445,352	$124,652	$320,700	$ 337,821

5. LONG TERM DEBT

The long term debt is a series of promissory notes totaling US$340,450. The funds were used to finance the production of up to 1,000 TransAKTTM units. The promissory notes are unsecured and bear interest of 10% per annum commencing six months after their issuance. A bonus amount of US$100 per TransAKTTM unit sold, not exceeding US$100,000 in aggregate, is added to the principal as the units are sold.

The unpaid portion of the principal, interest and bonus amount not paid within one year may be converted into common shares at the average common share closing price for the thirty consecutive trading days immediately preceding the notice to convert. The conversion feature expires on May 24, 2004.

6. SHARE CAPITAL

Authorized:

Unlimited common shares

Unlimited preferred shares
Issued:	Number	Amount
Balance December 31, 2002	25,340,912	$4,672,818
Issued pursuant to exercise of stock options	90,000	45,000
Share issuance costs	-	(3,285)
Balance June 30, 2003	25,430,912	$4,714,533

Warrants
The following is a summary of warrants issued and outstanding at June 30, 2003
	Number of warrants	Weighted avg. exercise price
Balance at December 31, 2002	1,540,263	$0.65
Balance at March 31,2003	635,263	0.50

Options
The following is a summary of options issued and outstanding at June 30, 2003
	Number of options	Weighted Avg. exercise price
Balance at December 31, 2002	5,155,000	$0.50
Balance at March 31,2003	3,735,000	0.50
A total of 1,420,000 options expired unexercised from January 1, 2003 to June 30, 2003

7. RESEARCH AND DEVELOPMENT
June 30, 2003
In-house consultants	$29,780
Materials, supplies, and licenses	18,707
$48,487

8. RELATED PARTY TRANSACTIONS

During the quarter the Company had the following transactions with related parties:

Included in accounts payable at June 30, 2003 is $19,476 due to Directors, Officers or companies controlled them.

9. CASH AND CASH EQUIVALENTS

The Company's financial instruments consist of cash, term deposits, accounts receivable, due from shareholder, long term investment and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

10. COMPARATIVE FIGURES

Some of the comparative figures have been reclassified to conform to the current year's presentation.

11. SUBSEQUENT EVENTS

On May 1, 2003, the Company announced that it would conduct a private placement of up to 2,000,000 Units at a price of CDN $0.23 cents per Unit, to raise gross proceeds of up to CDN $460,000. Each Unit was comprised of one common share and one non-transferable common share purchase Warrant entitling the holder to purchase an additional common share for a period of 2 years at $0.45 per share. On June 30, 2003 the company had received $383,460 for the private placement. The private placement closed on July 3, 2003 with 1,692,222 Units being issued for proceeds of $389,211.06.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.
Date: December 17 , 2003	TransAKT Corp. By: /s/ Daniel Pomerleau Name: Daniel Pomerleau Title: President and CEO